FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Quarterly Consolidated Financial Statements for the three-month period ended December 31, 2009

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of February 17, 2010

Commission File Number 09929

Mitsui & Co., Ltd.

(Translation of registrant’s name into English)

2-1, Ohtemachi 1-chome Chiyoda-ku, Tokyo 100-0004 Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                          No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 17, 2010

MITSUI & CO., LTD.

By:	/s/ Junichi Matsumoto
Name:	Junichi Matsumoto
Title:	Executive Vice President
Chief Financial Officer

Quarterly Consolidated Financial Statements

for the three-month period ended December 31, 2009

English translation of quarterly consolidated financial statements for the three-month period ended December 31, 2009, which were prepared in accordance with U.S. GAAP and filed as part of the Quarterly Securities Report with the Director of the Kanto Local Finance Bureau of the Ministry of Finance of Japan on February 15, 2010.

Financial Highlights

Mitsui & Co., Ltd. and subsidiaries

As of or for the Periods Ended December 31, 2009 and 2008 and as of or for the Year Ended March 31, 2009

	Billions of Yen
	Nine-month period ended December 31, 2009	Nine-month period ended December 31, 2008	Three-month period ended December 31, 2009	Three-month period ended December 31, 2008	As of or for the Year ended March 31, 2009
For the Period and the Year:
Revenues	¥2,992	¥4,509	¥985	¥1,176	¥5,535
Gross Profit	¥521	¥863	¥177	¥234	¥1,016
Operating Income	¥114	¥399	¥39	¥88	¥395
Equity in Earnings of Associated Companies—Net	¥92	¥140	¥36	¥21	¥120
Net Income Attributable to Mitsui & Co., Ltd.	¥93	¥280	¥20	¥39	¥178
Net Cash Provided by Operating Activities	¥439	¥254	¥—	¥—	¥583
Net Cash Used in Investing Activities	¥(125)	¥(256)	¥—	¥—	¥(291)

At Period-End and Year-End:
Total Assets	¥—	¥—	¥8,407	¥8,848	¥8,364
Total Mitsui & Co., Ltd. Shareholders’ Equity	¥—	¥—	¥2,114	¥1,921	¥1,882
Total Equity	¥—	¥—	¥2,350	¥2,150	¥2,111
Cash and Cash Equivalents	¥—	¥—	¥1,343	¥893	¥1,148
Long-term Debt, Less Current Maturities	¥—	¥—	¥2,841	¥2,809	¥2,841

	Yen
Amounts per Share:
Net Income Attributable to Mitsui & Co., Ltd.:
Basic	¥51.04	¥153.71	¥11.06	¥21.50	¥97.59
Diluted	¥51.03	¥153.26	¥11.06	¥21.45	¥97.32
Total Mitsui & Co., Ltd. Shareholders’ Equity	¥—	¥—	¥1,158.27	¥1,054.86	¥1,033.22

*1.	The consolidated financial statements have been prepared on the basis of accounting principles generally accepted in the United States of America.
*2.	Operating income is comprised of our (a) gross profit, (b) selling, general and administrative expenses and (c) provision for doubtful receivables, as presented in the Statements of Consolidated Income.
*3.	The consolidated financial statements have been adjusted due to the adoption of Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 810-10-65, “Transition Related to FASB Statement No. 160, Noncontrolling Interests in Consolidated Financial Statements—an amendment of ARB No. 51,” which was formerly Statement of Financial Accounting Standards (“SFAS”) No. 160.
*4.	Tax effects on investments in associated companies which were formerly included in “Equity in Earnings of Associated Companies—Net” are included in “Income Taxes” for the nine-month period ended December 31, 2009 and the three-month period ended December 31, 2009. Amounts for the nine-month period ended December 31, 2008, the three-month period ended December 31, 2008 and the year ended March 31, 2009 have been reclassified to conform to the current period presentation.

Consolidated Balance Sheets

Mitsui & Co., Ltd. and subsidiaries

December 31, 2009 and March 31, 2009

	Millions of Yen
	December 31, 2009	March 31, 2009
ASSETS
Current Assets:
Cash and cash equivalents (Notes 1, 3 and 13)	¥1,343,195	¥1,147,809
Time deposits	14,683	5,645
Marketable securities (Notes 1, 3 and 13)	5,648	18,097
Trade receivables (Note 4):
Notes and loans, less unearned interest	316,225	298,677
Accounts	1,445,700	1,412,022
Associated companies	149,130	169,115
Allowance for doubtful receivables (Note 1)	(19,954)	(18,165)
Inventories (Notes 1, 4 and 10)	553,921	592,530
Advance payments to suppliers	117,785	98,772
Deferred tax assets—current (Note 1)	47,226	29,969
Derivative assets (Notes 1, 11 and 13)	144,944	329,897
Other current assets	236,142	334,769

Total current assets	4,354,645	4,419,137

Investments and Non-current Receivables (Notes 1 and 4):
Investments in and advances to associated companies (Notes 3, 7 and 13)	1,375,101	1,275,490
Other investments (Notes 3 and 13)	945,949	957,219
Non-current receivables, less unearned interest (Notes 11 and 13)	466,122	486,412
Allowance for doubtful receivables	(51,964)	(51,883)
Property leased to others—at cost, less accumulated depreciation (Note 4)	215,877	199,204

Total investments and non-current receivables	2,951,085	2,866,442

Property and Equipment—at Cost (Notes 1 and 4):
Land, land improvements and timberlands	162,523	165,249
Buildings, including leasehold improvements	374,602	344,392
Equipment and fixtures	966,083	867,323
Mineral rights	156,682	154,246
Vessels	32,211	35,754
Projects in progress	158,253	153,923

Total	1,850,354	1,720,887
Accumulated depreciation	(861,092)	(774,597)

Net property and equipment	989,262	946,290

Intangible Assets, less Accumulated Amortization (Note 1)	81,955	96,505

Deferred Tax Assets—Non-current (Note 1)	16,469	21,011

Other Assets	13,275	14,858

Total	¥8,406,691	¥8,364,243

See notes to consolidated financial statements.

	Millions of Yen
	December 31, 2009	March 31, 2009
LIABILITIES AND SHAREHOLDER’S EQUITY
Current Liabilities:
Short-term debt (Note 4)	¥299,730	¥454,059
Current maturities of long-term debt (Notes 4 and 11)	379,597	373,197
Trade payables:
Notes and acceptances	47,208	51,048
Accounts	1,360,018	1,292,520
Associated companies	39,796	39,243
Accrued expenses:
Income taxes (Note 1)	37,343	46,576
Interest	18,660	20,504
Other	57,705	89,704
Advances from customers	135,117	132,116
Derivative liabilities (Notes 1, 11 and 13)	103,696	180,533
Other current liabilities (Notes 1 and 9)	82,513	112,990

Total current liabilities	2,561,383	2,792,490

Long-term Debt, less Current Maturities (Notes 4 and 11)	2,840,864	2,841,301

Accrued Pension Costs and Liability for Severance Indemnities (Note 1)	33,798	33,814

Deferred Tax Liabilities—Non-current (Note 1)	304,605	256,085

Other Long-Term Liabilities (Notes 1, 9, 11 and 13)	316,512	329,107

Contingent Liabilities (Notes 4 and 9)
Equity:
Mitsui & Co., Ltd. Shareholders’ equity (Note 1):
Common stock—no par value	341,482	339,627
Authorized, 2,500,000,000 shares;
Issued, 1,829,153,527 shares in 2009.12 and 1,824,928,240 shares in 2009.3
Capital surplus	435,279	434,188
Retained earnings:
Appropriated for legal reserve	56,120	48,806
Unappropriated	1,559,127	1,486,201
Accumulated other comprehensive income (loss) (Note 1):
Unrealized holding gains and losses on available-for-sale securities (Note 3)	94,138	44,263
Foreign currency translation adjustments	(296,685)	(384,618)
Defined benefit pension plans	(62,198)	(68,683)
Net unrealized gains and losses on derivatives (Note 11)	(7,313)	(12,459)

Total accumulated other comprehensive loss	(272,058)	(421,497)

Treasury stock, at cost: 4,324,944 shares in 2009.12 and 3,770,220 shares in 2009.3	(6,312)	(5,662)

Total Mitsui & Co., Ltd. shareholders’ equity	2,113,638	1,881,663

Noncontrolling interests (Note 1)	235,891	229,783

Total equity	2,349,529	2,111,446

Total	¥8,406,691	¥8,364,243

Statements of Consolidated Income

Mitsui & Co., Ltd. and subsidiaries

For the Nine-Month Periods Ended December 31, 2009 and 2008

	Millions of Yen
	Nine-Month Period Ended December 31, 2009	Nine-Month Period Ended December 31, 2008
Revenues (Notes 1, 11 and 13):
Sales of products	¥2,606,901	¥3,953,777
Sales of services	280,584	390,163
Other sales	104,220	164,694

Total revenues	2,991,705	4,508,634

[	Total Trading Transactions (Notes 1 and 7) Nine-month period ended December 31, 2009 ¥ 8,180,052 million Nine-month period ended December 31, 2008 ¥ 12,688,270 million	]

Cost of Revenues (Notes 1, 11 and 13)
Cost of products sold	2,321,466	3,458,927
Cost of services sold	100,953	121,491
Cost of other sales	47,971	65,377

Total cost of revenues	2,470,390	3,645,795

Gross Profit	521,315	862,839

Other Expenses (Income):
Selling, general and administrative (Notes 1 and 5)	397,643	453,608
Provision for doubtful receivables (Note 1)	9,463	10,490
Interest income (Notes 1 and 11)	(26,185)	(31,815)
Interest expense (Notes 1 and 11)	36,065	59,553
Dividend income	(27,907)	(58,814)
Gain on sales of securities—net (Notes 1 and 3)	(7,758)	(34,899)
Loss on write-down of securities (Notes 1, 3 and 13)	43,064	57,639
Gain on disposal or sales of property and equipment—net	(511)	(4,512)
Impairment loss of long-lived assets (Notes 1 and 13)	7,068	14,430
Impairment loss of goodwill (Notes 1 and 13)	9,603	13,639
Other expense—net (Notes 9 and 11)	6,252	46,131

Total other expenses	446,797	525,450

Income before Income Taxes and Equity in Earnings	74,518	337,389

Income Taxes (Note 1):	61,420	161,094

Income before Equity in Earnings	13,098	176,295
Equity in Earnings of Associated Companies—Net (Notes 1 and 13)	91,610	140,268

Net Income before Attribution of Noncontrolling Interests (Note 1)	104,708	316,563
Net Income Attributable to Noncontrolling Interests (Note 1)	(11,687)	(36,862)

Net Income Attributable to Mitsui & Co., Ltd. (Note 1)	¥93,021	¥279,701

	Yen
	Nine-Month Period Ended December 31, 2009	Nine-Month Period Ended December 31, 2008
Net Income Attributable to Mitsui & Co., Ltd. per Share (Notes 1 and 6):
Basic	¥51.04	¥153.71

Diluted	¥51.03	¥153.26

See notes to consolidated financial statements.

For the Three-Month Periods Ended December 31, 2009 and 2008

	Millions of Yen
	Three-Month Period Ended December 31, 2009	Three-Month Period Ended December 31, 2008
Revenues (Notes 1, 11 and 13):
Sales of products	¥860,665	¥1,008,921
Sales of services	96,102	106,069
Other sales	27,971	61,019

Total revenues	984,738	1,176,009

[	Total Trading Transactions (Notes 1 and 7) Three-month period ended December 31, 2009 ¥ 2,824,180 million Three-month period ended December 31, 2008 ¥ 3,715,153 million	]

Cost of Revenues (Notes 1, 11 and 13)
Cost of products sold	756,046	886,662
Cost of services sold	36,897	35,546
Cost of other sales	15,105	19,649

Total cost of revenues	808,048	941,857

Gross Profit	176,690	234,152

Other Expenses (Income):
Selling, general and administrative (Notes 1 and 5)	133,016	141,507
Provision for doubtful receivables (Note 1)	4,991	4,704
Interest income (Notes 1 and 11)	(9,875)	(8,112)
Interest expense (Notes 1 and 11)	10,301	17,480
Dividend income	(9,951)	(19,908)
Gain on sales of securities—net (Notes 1 and 3)	(3,992)	(16,432)
Loss on write-down of securities (Notes 1, 3 and 13)	24,313	32,893
Loss on disposal or sales of property and equipment—net	244	648
Impairment loss of long-lived assets (Notes 1 and 13)	5,638	13,297
Impairment loss of goodwill (Notes 1 and 13)	6,495	13,639
Other (income) expense—net (Notes 9 and 11)	(3,228)	27,235

Total other expenses	157,952	206,951

Income before Income Taxes and Equity in Earnings	18,738	27,201

Income Taxes (Notes 1 and 8):	27,015	2,512

(Loss) Income before Equity in Earnings	(8,277)	24,689
Equity in Earnings of Associated Companies—Net (Notes 1 and 13)	35,596	20,611

Net Income before Attribution of Noncontrolling Interests (Note 1)	27,319	45,300
Net Income Attributable to Noncontrolling Interests (Note 1)	(7,133)	(6,147)

Net Income Attributable to Mitsui & Co., Ltd. (Note 1)	¥20,186	¥39,153

	Yen
	Three-Month Period Ended December 31, 2009	Three-Month Period Ended December 31, 2008
Net Income Attributable to Mitsui & Co., Ltd. per Share (Notes 1 and 6):
Basic	¥11.06	¥21.50

Diluted	¥11.06	¥21.45

See notes to consolidated financial statements.

Statements of Consolidated Shareholders’ Equity

Mitsui & Co., Ltd. and subsidiaries

For the Nine-Month Periods Ended December 31, 2009 and 2008

	Millions of Yen
	Nine-Month Period Ended December 31, 2009	Nine-Month Period Ended December 31, 2008
Common Stock:
Balance at beginning of period
Shares issued: 2009.12—1,824,928,240 shares; 2008.12—1,820,183,809 shares	¥339,627	¥337,544
Common stock issued upon conversion of bonds
Shares issued: 2009.12—4,225,287 shares; 2008.12—4,734,167 shares	1,855	2,078

Balance at end of period
Shares issued: 2009.12—1,829,153,527 shares; 2008.12—1,824,917,976 shares	¥341,482	¥339,622

Capital Surplus:
Balance at beginning of period	¥434,188	¥432,245
Conversion of bonds	1,850	2,072
Losses on sales of treasury stock	—	(170)
Other	(759)	—

Balance at end of period	¥435,279	¥434,147

Retained Earnings:
Appropriated for Legal Reserve:
Balance at beginning of period	¥48,806	¥47,463
Transfer from unappropriated retained earnings	7,314	1,991

Balance at end of period	¥56,120	¥49,454

Unappropriated:
Balance at beginning of period	¥1,486,201	¥1,397,313
Net income attributable to Mitsui & Co., Ltd. (Note 1)	93,021	279,701
Cash dividends paid to Mitsui & Co., Ltd. shareholders	(12,779)	(87,318)
Transfer to retained earnings appropriated for legal reserve	(7,314)	(1,991)
Losses on sales of treasury stock	(2)	—

Balance at end of period	¥1,559,127	¥1,587,705

Accumulated Other Comprehensive Income (Loss) (After Income Tax Effect) (Note 1):
Balance at beginning of period	¥(421,497)	¥(25,775)
Unrealized holding gains (losses) on available-for-sale securities (Note 3)	49,875	(97,251)
Foreign currency translation adjustments	87,933	(341,189)
Defined benefit pension plans	6,485	801
Net unrealized gains (losses) on derivatives (Note 11)	5,146	(20,773)

Balance at end of period	¥(272,058)	¥(484,187)

Treasury Stock, at Cost:
Balance at beginning of period	¥(5,662)	¥(5,130)
Purchases of treasury stock	(657)	(1,437)
Sales of treasury stock	7	937

Balance at end of period	¥(6,312)	¥(5,630)

Total Mitsui & Co., Ltd. shareholders’ equity	¥2,113,638	¥1,921,111

Statements of Consolidated Shareholders’ Equity—(Continued)

Mitsui & Co., Ltd. and subsidiaries

For the Nine-Month Periods Ended December 31, 2009 and 2008

	Millions of Yen
	Nine-Month Period Ended December 31, 2009	Nine-Month Period Ended December 31, 2008
Noncontrolling Interests (Note 1):
Balance at beginning of period	¥229,783	¥243,976
Dividends paid to noncontrolling interest shareholders	(7,805)	(11,730)
Net income attributable to noncontrolling interests	11,687	36,862
Unrealized holding gains (losses) on available-for-sale securities (after income tax effect) (Note 3)	1,111	(22,468)
Foreign currency translation adjustments (after income tax effect)	(127)	(12,208)
Defined benefit pension plans (after income tax effect)	(6)	—
Net unrealized losses on derivatives (after income tax effect) (Note 11)	(27)	(614)
Other	1,275	(4,849)

Balance at end of period	¥235,891	¥228,969

Total Equity:
Balance at beginning of period	¥2,111,446	¥2,427,636
Conversion of bonds	3,705	4,150
Losses on sales of treasury stock	(2)	(170)
Net income before attribution of noncontrolling interests	104,708	316,563
Cash dividends paid to Mitsui & Co., Ltd. Shareholders	(12,779)	(87,318)
Dividends paid to noncontrolling interest shareholders	(7,805)	(11,730)
Unrealized holding gains (losses) on available-for-sale securities (after income tax effect) (Note 3)	50,986	(119,719)
Foreign currency translation adjustments (after income tax effect)	87,806	(353,397)
Defined benefit pension plans (after income tax effect)	6,479	801
Net unrealized gains (losses) on derivatives (after income tax effect) (Note 11)	5,119	(21,387)
Sales and purchases of treasury stock	(650)	(500)
Other	516	(4,849)

Balance at end of period	¥2,349,529	¥2,150,080

Comprehensive Income (Loss):
Net income before attribution of noncontrolling interests (Note 1)	¥104,708	¥316,563

Other comprehensive income (after income tax effect) (Note 1):
Unrealized holding gains (losses) on available-for-sale securities (Note 3)	50,986	(119,719)
Foreign currency translation adjustments	87,806	(353,397)
Defined benefit pension plans	6,479	801
Net unrealized gains (losses) on derivatives (Note 11)	5,119	(21,387)

Comprehensive income (loss) before attribution of noncontrolling interests (Note 1)	255,098	(177,139)
Comprehensive income attributable to noncontrolling interests (Note 1)	(12,638)	(1,572)

Comprehensive income (loss) attributable to Mitsui & Co., Ltd. (Note 1)	¥242,460	¥(178,711)

See notes to consolidated financial statements.

Statements of Consolidated Cash Flows

Mitsui & Co., Ltd. and subsidiaries

For the Nine-Month Periods ended December 31, 2009 and 2008

	Millions of Yen
	Nine-Month Period ended December 31, 2009	Nine-Month Period ended December 31, 2008
Operating Activities:
Net income before attribution of noncontrolling interests (Note 1)	¥104,708	¥316,563
Adjustments to reconcile net income before attribution of noncontrolling interests to net cash provided by operating activities:
Depreciation and amortization	109,288	108,653
Pension and severance costs, less payments	9,796	4,553
Provision for doubtful receivables	9,463	10,490
Gain on sales of securities—net	(7,758)	(34,899)
Loss on write-down of securities	43,064	57,639
Gain on disposal or sales of property and equipment—net	(511)	(4,512)
Impairment loss of long-lived assets	7,068	14,430
Impairment loss of goodwill	9,603	13,639
Deferred income taxes	(12,524)	25,711
Equity in earnings of associated companies, less dividends received	(18,215)	(60,053)
Changes in operating assets and liabilities:
(Increase) decrease in trade receivables	(7,670)	333,234
Decrease (increase) in inventories	28,846	(28,871)
Increase (decrease) in trade payables	37,142	(282,516)
Decrease in accrued expenses	(44,847)	(34,330)
Increase in advance payments to suppliers	(1,966)	(43,976)
(Decrease) increase in advances from customers	(17,209)	42,538
Decrease (increase) in derivative assets	156,098	(209,570)
(Decrease) increase in derivative liabilities	(38,834)	76,893
Decrease (increase) in other current assets—income tax receivables	53,708	(56,517)
Other—net	19,532	4,823

Net cash provided by operating activities	438,782	253,922

Investing Activities:
Net increase in time deposits	(8,780)	(6,415)
Investments in and advances to associated companies	(65,423)	(158,243)
Sales of investments in and collection of advances to associated companies	28,876	53,945
Acquisitions of other investments	(23,754)	(67,911)
Proceeds from sales and maturities of other investments	88,907	88,095
Increase in long-term loan receivables	(58,883)	(62,690)
Collection of long-term loan receivables	57,231	65,072
Additions to property leased to others and property and equipment	(158,746)	(197,979)
Proceeds from sales of property leased to others and property and equipment	15,658	31,332
Acquisitions of subsidiaries, net cash acquired	—	(1,208)

Net cash used in investing activities	(124,914)	(256,002)

Financing Activities:
Net (decrease) increase in short-term debt	(151,918)	155,440
Proceeds from long-term debt	356,323	228,797
Repayments of long-term debt	(316,918)	(237,510)
Purchases of treasury stock—net	(22)	(670)
Payments of cash dividends and others	(19,549)	(98,424)

Net cash (used in) provided by financing activities	(132,084)	47,633

Effect of Exchange Rate Changes on Cash and Cash Equivalents	13,602	(51,391)

Net Increase (Decrease) in Cash and Cash Equivalents	195,386	(5,838)

Cash and Cash Equivalents at Beginning of Period	1,147,809	899,264

Cash and Cash Equivalents at End of Period	¥1,343,195	¥893,426

See notes to consolidated financial statements.

1. BASIS OF FINANCIAL STATEMENTS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

I. BASIS OF FINANCIAL STATEMENTS

The accompanying consolidated financial statements are stated in Japanese yen, the currency of the country in which Mitsui & Co., Ltd. (the “Company”) is incorporated and principally operates.

The accompanying consolidated financial statements have been prepared on the basis of accounting principles generally accepted in the United States of America (“U.S. GAAP”). Effect has been given in the consolidated financial statements to adjustments which have not been entered in Mitsui & Co., Ltd. and subsidiaries’ (collectively, the “companies”) general books of account maintained principally in accordance with accounting practices prevailing in the countries of incorporation. Major adjustments include those relating to accounting for derivative instruments and hedging activities, accounting for certain investments including non-monetary exchange of investments and effects of changes in foreign currency exchange rates on foreign-currency-denominated available-for-sale debt securities, accounting for warrants, accounting for pension costs and severance indemnities, recognition of installment sales on the accrual basis of accounting, accounting for business combinations, accounting for goodwill and other intangible assets, accounting for asset retirement obligations, accounting for consolidation of variable interest entities, accounting for leasing, accounting for stock issuance costs, and accounting for uncertainty in income taxes.

Effective July 1, 2009, the companies adopted Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC” or collectively “The Codification”) 105, “Generally Accepted Accounting Principles,” which was formerly Statement of Financial Accounting Standards (“SFAS”) No. 168, and the accompanying consolidated financial statements are presented in accordance with the Codification. The companies have also included some references to superseded U.S. accounting standards for better guidance for users of the consolidated financial statements.

Total trading transactions, as presented in the accompanying Statements of Consolidated Income, are voluntary disclosures as permitted by ASC 605-45, “Revenue Recognition—Principal Agent Considerations,” which was formerly FASB Emerging Issues Task Force Issue (“EITF”) No. 99-19, and represent the gross transaction volume or the aggregate nominal value of the sales contracts in which the companies act as principal and transactions in which the companies serve as agent. Total trading transactions should not be construed as equivalent to, or a substitute or a proxy for, revenues, or as an indicator of the companies’ operating performance, liquidity or cash flows generated by operating, investing or financing activities. The companies have included the gross transaction volume information because similar Japanese trading companies have generally used it as an industry benchmark. As such, management believes that total trading transactions are a useful supplement to the results of operations information for users of the consolidated financial statements.

II. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Consolidation

The consolidated financial statements include the accounts of the Company, its majority-owned domestic and foreign subsidiaries, the variable interest entities (“VIEs”) where the Company or one of its subsidiaries is a primary beneficiary, and its proportionate share of the assets, liabilities, revenues and expenses of certain of its oil and gas producing, and mining unincorporated joint ventures in which the companies own an undivided interest in the assets, and pursuant to the joint venture agreements, are severally liable for their share of each liability. The VIEs are defined by ASC 810, “Consolidation,” which was formerly FASB Interpretation (“FIN”) No. 46 (revised December 2003).

The difference between the cost of investments in VIEs which are not a business and the equity in the fair value of the net assets at the dates of acquisition is accounted for as an extraordinary gain or loss while the excess of the cost of investments in other subsidiaries that meet the definition of a business over the equity in the fair value of the net assets at the dates of acquisition is accounted for as goodwill.

Certain subsidiaries with a third-quarter-end on or after September 30, but prior to the parent company’s third-quarter-end of December 31, are included on the basis of the subsidiaries’ respective third-quarter-ends.

Foreign currency translation

The assets and liabilities of foreign subsidiaries and associated companies are translated into Japanese yen at the respective period-end exchange rates. All income and expense accounts are translated at average rates of exchange. The resulting translation adjustments are included in accumulated other comprehensive income (loss).

Monetary assets and liabilities denominated in foreign currencies are translated into Japanese yen at period-end exchange rates with the resulting gains and losses recognized in earnings.

Cash equivalents

Cash equivalents are defined as short-term (original maturities of three months or less), highly liquid investments which are readily convertible into cash and have no significant risk of change in value including certificates of deposit, time deposits, financing bills and commercial papers with original maturities of three months or less.

Allowance for doubtful receivables

An impairment loss for a specific loan deemed to be impaired is measured based on the present value of expected cash flows discounted at the loan’s original effective interest rate or the fair value of the collateral if the loan is collateral dependent.

An allowance for doubtful receivables is recorded for all receivables not defined as specific loan based primarily upon the companies’ credit loss experiences and an evaluation of potential losses in the receivables.

Inventories

Inventories, consisting mainly of commodities and materials for resale, are stated at the lower of cost, principally on a specific-identification basis, or market.

Derivative instruments and hedging activities

In accordance with ASC 815, “Derivatives and Hedging,” which was formerly SFAS No. 133, all derivative instruments are recognized and measured at fair value as either assets or liabilities in the Consolidated Balance Sheets. The accounting for changes in the fair value depends on the intended use of the derivative instruments and their resulting hedge designation.

The companies enter into derivative commodity instruments, such as future, forward, option and swap contracts, as a means of hedging the exposure to changes in the fair value of inventories and unrecognized firm commitments and the exposure to variability in the expected future cash flows from forecasted transactions, principally for non-ferrous metals, crude oil and agricultural products.

Changes in the fair value of derivative commodity instruments, designated and effective as fair value hedges, are recognized in sales of products or cost of products sold as offsets to changes in the fair value of the hedged items. Changes in the fair value of derivative commodity instruments, designated and effective as cash flow hedges, are initially recorded as other comprehensive income and reclassified into earnings as sales of products or cost of products sold when the hedged transactions affect earnings. Changes in the fair value of the ineffective portion are recognized in sales of products or cost of products sold immediately.

Changes in the fair value of derivative commodity instruments, for which hedge requirements are not met under ASC 815, are currently recognized in sales of products or cost of products sold without any offsetting changes in the fair value of the hedged items.

The Company and certain subsidiaries also enter into agreements for derivative commodity instruments as a part of their trading activities. These derivative instruments are marked to market and gains or losses resulting from these contracts are reported in other sales.

Changes in the fair value of all open positions of precious metals traded in terminal (future) markets are recognized in other sales in order to reflect the fair value of commodity trading transactions consisting of inventories, unrecognized firm commitments and derivative commodity instruments as a whole.

The companies enter into derivative financial instruments such as interest rate swap agreements, foreign exchange forward contracts, currency swap agreements, and interest rate and currency swap agreements as a means of hedging their interest rate and foreign exchange exposure.

Changes in the fair value of interest rate swap agreements, designated and effective as fair value hedges for changes in the fair value of fixed-rate financial assets or liabilities attributable to changes in the designated benchmark interest rate, are recognized in interest income and expense as offsets to changes in the fair value of hedged items. Changes in the fair value of interest rate swap agreements, designated and effective as cash flow hedges for changes in the cash flows of floating-rate financial assets or liabilities attributable to changes in the designated benchmark interest rate, are initially recorded in other comprehensive income and reclassified into earnings as interest income and expense when the hedged transactions affect earnings. Changes in the fair value of the ineffective portion are recognized in interest income and expense immediately.

Changes in the fair value of foreign exchange forward contracts and currency swap agreements, designated and effective as cash flow hedges for changes in the cash flows of foreign-currency-denominated assets or liabilities, unrecognized firm commitments and forecasted transactions attributable to changes in the related foreign currency exchange rate, are initially recorded in other comprehensive income and reclassified into earnings as foreign exchange gains or losses when the hedged transactions affect earnings. Changes in the fair value of the ineffective portion are recognized in foreign exchange gains or losses immediately.

Changes in the fair value of interest rate and currency swap agreements, designated and effective as fair value hedges or cash flow hedges for changes in the fair values or cash flows of foreign-currency-denominated assets or liabilities attributable to changes in the designated benchmark interest rate or the related foreign currency exchange rate are recorded as either earnings or other comprehensive income depending on the treatment of foreign currency hedges as fair value hedges or cash flow hedges.

Changes in the fair value of derivative financial instruments, for which hedge requirements are not met under ASC 815, are currently recognized in interest income and expense for interest rate swap agreements and in foreign exchange gains or losses for foreign exchange forward contracts, currency swap agreements and interest rate and currency swap agreements.

The Company and certain subsidiaries also enter into agreements for certain derivative financial instruments as a part of their trading activities. These derivative instruments are marked to market and the related gains or losses are reported in other sales.

The companies use derivative instruments and non-derivative financial instruments in order to reduce the foreign currency exposure in the net investment in a foreign operation. The foreign currency transaction gains or losses on these instruments, designated as and effective as hedging instruments, are deferred and recorded as foreign currency translation adjustments within other comprehensive income to the extent they are effective as hedge. These amounts are only recognized in income upon the complete or partial sale of the related investment or the complete liquidation of the investment.

For the Statements of Consolidated Cash Flows, cash flows from derivative commodity instruments and derivative financial instruments that qualify for hedge accounting are included in the same category as the items being hedged.

Debt and marketable equity securities

The companies classify debt and marketable equity securities, at acquisition, into one of three categories: held-to-maturity, available-for-sale or trading.

Securities are classified as trading securities and carried at fair value only if the companies possess those securities for the purpose of purchase and sale. Unrealized holding gains and losses are included in net income attributable to Mitsui & Co., Ltd.

Debt securities are classified as held-to-maturity and measured at amortized cost in the Consolidated Balance Sheets only if the companies have the positive intent and ability to hold those securities to maturity. Premiums and discounts amortized in the period are included in interest income.

Debt and marketable equity securities other than those classified as trading or held-to-maturity securities are classified as available-for-sale securities and carried at fair value with related unrealized holding gains and losses reported in accumulated other comprehensive income (loss) in shareholders’ equity on a net-of-tax basis.

For other than a temporary decline in the value of debt and marketable equity securities below their cost or amortized cost, the investment is reduced to its fair value, which becomes the new cost basis of the investment. The amount of the reduction is reported as a loss for the year in which such determination is made. Various factors, such as the extent which the cost exceeds the market value, the duration of the market decline, the financial condition and near-term prospects of the issuer, and the intent and ability to retain the investment for a period of time sufficient to allow for any anticipated recovery in market value, are reviewed to judge whether the decline is other than temporary.

The cost of debt and marketable securities sold is determined based on the moving-average cost method.

Non-marketable equity securities

Non-marketable equity securities are carried at cost. When other than a temporary decline in the value of such securities below their cost occurs, the investment is reduced to its fair value and an impairment loss is recognized. Various factors, such as the financial condition and near-term prospects of the issuer, are reviewed to judge whether it is other than temporary.

The cost of non-marketable equity securities sold is determined based on the moving-average cost method.

Investments in associated companies

Investments in associated companies (20% to 50%-owned corporate investees, corporate joint ventures, and less than 20%-owned corporate investees over which the companies have the ability to exercise significant influence) and noncontrolling investments in general partnerships, limited partnerships and limited liability companies are accounted for under the equity method, after appropriate adjustments for intercompany profits and dividends. The differences between the cost of such investments and the companies’ equity in the underlying fair value of the net assets of associated companies at the dates of acquisition are recognized as equity method goodwill.

For other than a temporary decline in the value of investments in associated companies below the carrying amount, the investment is reduced to its fair value and an impairment loss is recognized.

Leasing

The companies are engaged in lease financing consisting of direct financing leases and leveraged leases, and in operating leases of properties. For direct financing leases, unearned income is amortized to income over the lease term at a constant periodic rate of return on the net investment. Income on leveraged leases is recognized over the life of the lease at a constant rate of return on the positive net investment. Initial direct costs are deferred and amortized using the interest method over the lease period. Operating lease income is recognized as other sales over the term of underlying leases on a straight-line basis.

The companies are also lessees of various assets. Rental expenses on operating leases are recognized over the respective lease terms using the straight-line method.

Property and equipment

Property and equipment are stated at cost.

Depreciation of property and equipment (including property leased to others) is computed principally under the declining-balance method for assets located in Japan and under the straight-line method for assets located outside Japan, using rates based upon the estimated useful lives of the related property and equipment. Mineral rights are amortized over their respective estimated useful lives using the straight-line method or the unit-of-production method.

Leasehold improvements are amortized over the lesser of the useful life of the improvement or the term of the underlying lease.

Significant renewals and additions are capitalized at cost. Maintenance and repairs, and minor renewals and betterments are charged to expense as incurred.

Impairment of long-lived assets

Long-lived assets to be held and used or to be disposed of other than by sale are reviewed, by using undiscounted future cash flows, for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. If the sum of the undiscounted expected future cash flow is less than the carrying amount of the asset, an impairment loss is recognized. Such impairment loss is measured as the amount by which the carrying amount of the asset exceeds its fair value. Long-lived assets to be disposed of by sale are reported at the lower of carrying amount or fair value less cost to sell.

Business combinations

In accordance with ASC 805, “Business Combinations,” which was formerly SFAS No. 141 (revised 2007), the acquisition method of accounting which requires the measurement of the fair value of all of the assets and liabilities of an acquired company, including noncontrolling, interests is used for all business combinations from April 1, 2009. The companies separately recognize and report acquired intangible assets as goodwill or other intangible assets. Any excess of fair value of acquired net assets over cost arising from a business combination is recognized as a gain on a bargain purchase.

Goodwill and other intangible assets

Goodwill is not amortized but tested for impairment annually or more frequently if impairment indicators arise. Identifiable intangible assets with a finite useful life are amortized over their respective estimated useful lives and reviewed for impairment in accordance with ASC 360, “Property, Plant, and Equipment,” which was formerly SFAS No. 144. Any identifiable intangible asset determined to have an indefinite useful life is not amortized, but instead tested for impairment in accordance with ASC 350, “Intangibles—Goodwill and Others,” which was formerly SFAS No. 142, until its useful life is determined to be no longer indefinite.

Equity method goodwill is reviewed for impairment as part of an other than temporary decline in the value of investments in associated companies below the carrying amount in accordance with ASC 323, “Investments—Equity Method and Joint Ventures,” which was formerly Accounting Principles Board Opinion No. 18.

Oil and gas producing activities

Oil and gas exploration and development costs are accounted for using the successful efforts method of accounting. The costs of acquiring properties, costs of drilling and equipping exploratory wells, and costs of development wells and related plant and equipment are capitalized, and amortized using the unit-of-production method. Exploratory well costs are expensed, if economically recoverable reserves are not found. Other exploration costs, such as geological and geophysical costs, are expensed as incurred.

In accordance with ASC 360, proved properties are reviewed for impairment whenever events or changes in circumstances indicate that the carrying value may not be recoverable. If the proved properties are determined to be impaired, an impairment loss is recognized based on the fair value. Unproved properties are assessed annually for impairment in accordance with ASC 932-360-35-11, “Extractive Activities—Oil and Gas—Property, Plant, and Equipment—Subsequent Measurement—Unproved Properties,” which was formerly SFAS No. 19, with any impairment charged to expense. The companies make a comprehensive evaluation and record impairment of unproved property based on undiscounted future net cash flow approach, as well as taking into consideration various factors, such as remaining mining rights periods, examples of sales and purchase in neighboring areas, drilling results and seismic interpretations.

Mining operations

Mining exploration costs are expensed as incurred until the mining project has been established as commercially viable by a final feasibility study. Once established as commercially viable, costs are capitalized as development costs and are amortized using either the unit-of-production method or straight-line method based on the proven and probable reserves.

In open pit mining operations, it is necessary to remove overburden and other waste materials to access mineral deposits. The costs of removing waste materials are referred to as “stripping costs.” During the development of a mine, before production commences, such costs are generally capitalized as part of the development costs. Removal of waste materials continues during the production stage of the mine. Such post-production stripping costs are variable production costs to be considered a component of mineral inventory costs and are recognized as a component of costs of products sold in the same period as the related revenues from the sales of the minerals. Depending on the configuration of the mineral deposits, the post-production stripping costs could lead to a lower of cost or market inventory adjustment.

Asset retirement obligations

The companies record the fair value of a liability for an asset retirement obligation in the period in which it is incurred. When the liability is initially recorded, the companies capitalize the related cost by increasing the carrying amount of the long-lived asset. Over time, the liability is accreted to its present value each period, and the capitalized cost is depreciated over the useful life of the related asset.

Pension and severance indemnities plans

The company and certain subsidiaries have defined benefit pension plans and severance indemnities plans covering substantially all employees other than directors. The costs of defined benefit pension plans and severance indemnities plans are accrued based on amounts determined using actuarial methods. The company and certain subsidiaries recognize the overfunded or underfunded status of a defined benefit plan as an asset or liability in the statement of financial position. In addition, the company and certain subsidiaries have defined contribution pension plans. The costs of defined contribution pension plans are charged to expenses when incurred.

Guarantees

In accordance with ASC 460, “Guarantees,” which was formerly FIN No. 45, the companies recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken for the guarantee.

Revenue recognition

The companies recognize revenues when they are realized or realizable and earned. Revenues are realized or realizable and earned when the companies have persuasive evidence of an arrangement, the goods have been delivered or the services have been rendered to the customer, the sales price is fixed or determinable and collectibility is reasonably assured. In addition to this general policy, the following are specific revenue recognition policies:

Sales of products

Sales of products include the sales of various products as a principal in the transactions, the manufacture and sale of a wide variety of products such as metals, chemicals, foods and general consumer merchandise, the development of natural resources such as coal, iron ore, oil and gas, and the development and sale of real estate. The companies recognize those revenues at the time the delivery conditions agreed with customers are met. These conditions are usually considered to have been met when the goods are received by the customer, the title to the warehouse receipts is transferred, or the implementation testing is duly completed.

For long-term construction contracts such as railroad projects, depending on the nature of the contract, revenues are accounted for by the percentage-of-completion method if estimates of costs to complete and extent of progress toward completion of long-term contracts are reasonably dependable, otherwise the companies use the completed contract method.

The Company and certain subsidiaries enter into buy/sell arrangements, mainly relating to transactions of crude oil and petroleum products. Under buy/sell arrangements, which are entered into primarily to optimize supply or demand requirements, the Company and certain subsidiaries agree to buy (sell) a specific quality and quantity of commodities to be delivered at a specific location and/or time while agreeing to sell (buy) the same quality and quantity of the commodities at a different location and/or time to the same counterparty. The buy/sell arrangements are reported on a net basis in the Statements of Consolidated Income.

Sales of services

Sales of services include the revenues from trading margins and commissions related to various trading transactions in which the companies act as a principal or an agent. Specifically, the companies charge a commission for the performance of various services such as logistic and warehouse services, information and communication services, and technical support. For some back-to-back sales and purchase transactions of products, the companies act as a principal and record the net amount of sales and purchase prices as revenues. The companies also facilitate conclusion of the contracts between manufacturers and customers and deliveries for the products between suppliers and customers. Revenues from service related businesses are recorded as revenues when the contracted services are rendered to third-party customers pursuant to the agreements.

Other sales

Other sales principally include the revenues from leasing activities of real estate, rolling stock, ocean transport vessels, equipment and others, the revenues from derivative commodity instruments and derivative financial instruments held for trading purposes, and the revenues from external consumer financing.

Research and development expenses

Research and development costs are charged to expenses when incurred.

Advertising expenses

Advertising costs are charged to expenses when incurred.

Income taxes

Income tax expense is based on reported earnings before income taxes. Deferred income taxes reflect the impact of temporary differences between assets and liabilities recognized for financial reporting purposes and such amounts recognized for tax purposes and tax loss carryforwards. These deferred taxes are measured using the currently enacted tax rates in effect for the year in which the temporary differences or tax loss carryforwards are expected to reverse. Valuation allowances are established when it is more likely than not that some or all of the deferred tax assets will not be realized.

In accordance with ASC 740, “Income Taxes,” which was formerly FIN No. 48, the companies recognize and measure uncertainty in income taxes. Interests and penalties incurred in relation to income taxes are reported in current income taxes in the Statements of Consolidated Income.

Net income attributable to Mitsui & Co., Ltd. per share

Basic net income attributable to Mitsui & Co., Ltd. per share is computed by dividing net income attributable to Mitsui & Co., Ltd. by the weighted-average number of common shares outstanding for the period. Diluted net income attributable to Mitsui & Co., Ltd. per share reflects the potential dilution as a result of issuance of shares upon conversion of the companies’ convertible bonds.

Subsequent events

The Company has evaluated subsequent events through February 15, 2010

III. RECLASSIFICATION

Tax effects on investments in associated companies which were formerly included in “Equity in Earnings of Associated Companies—Net (After Income Tax Effect)” are included in “Income Taxes” for the nine-month period ended December 31, 2009 and the three-month period ended December 31, 2009. At the same time, the line item “Equity in Earnings of Associated Companies—Net (After Income Tax Effect)” has been changed to “Equity in Earnings of Associated Companies—Net.” Amounts for the nine-month period ended December 31, 2008 and the three-month period ended December 31, 2008 have been reclassified to conform to the current period presentation.

The consolidated financial statements have been adjusted due to the adoption of ASC 810-10-65, “Transition Related to FASB Statement No.160, Noncontrolling Interests in Consolidated Financial Statements—an amendment of ARB No.51,” which was formerly SFAS No.160.

IV. DISCONTINUED OPERATIONS

The companies have the policy of presenting the results of discontinued operations (including operations of a subsidiary that either has been disposed of or is classified as held for sale) as a separate line item in the Statements of Consolidated Income under income from discontinued operations—net (after income tax effect).

The figures of discontinued operations during the nine-month periods ended December 31, 2008 and 2009 were immaterial to the companies’ financial position and results of operations, and as a result, were not reclassified in the Consolidated Financial Statements as of December 31, 2008 and 2009, respectively.

V. NEW ACCOUNTING STANDARDS

FASB Accounting Standards Codification

Effective July 1, 2009, the companies adopted ASC 105, “Generally Accepted Accounting Principles,” which was formerly SFAS No. 168.

ASC 105 defines the FASB Accounting Standards Codification (“The Codification”) as the single source of authoritative accounting principles. Rules and interpretive releases issued by the U.S. Securities and Exchange Commission (the “SEC”) are also sources of authoritative accounting principles for SEC registrants. The Codification reorganizes existing U.S. accounting standards by topic, and supersedes all existing U.S. accounting standards.

The adoption of this topic had no impact on the companies’ financial position and results of operations.

Fair value measurements

Effective April 1, 2009, the companies adopted ASC 820, “Fair Value Measurements and Disclosures,” which was formerly SFAS No. 157, for nonfinancial assets and nonfinancial liabilities that are not recognized or disclosed at fair value in the financial statements on a recurring basis.

ASC 820 defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements.

Effective April 1, 2009, the companies also adopted the new provisions in ASC 820, which was formerly FASB Staff Position No. FAS 157-4. These provisions provide guidance for determining whether a market that was formerly active has become inactive and a transaction is not orderly in order to apply the fair value measurement provisions of ASC 820.

Effective October 1, 2009, the companies adopted the new provisions in ASC 820, which the FASB issued in the Accounting Standards Update (“ASU”) 2009-05, “Measuring Liabilities at Fair Value.” These provisions provide guidance for fair value measurement of liabilities.

The effect of the adoption of this topic on the companies’ financial position and results of operations was immaterial.

Business combinations

Effective April 1, 2009, the companies adopted ASC 805, “Business Combinations,” which was formerly SFAS No. 141 (revised 2007).

ASC 805 establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, any noncontrolling interest in the acquiree and the goodwill acquired in the business combination or a gain from a bargain purchase. ASC 805 also requires disclosures to enable users of the financial statements to evaluate the nature and financial effects of the business combination.

Effective April 1, 2009, the companies also adopted the new provisions in ASC 805-20, “Business Combinations—Identifiable Assets and Liabilities, and Any Noncontrolling Interest,” which require an asset or liability arising from a contingency in a business combination to be recognized at fair value if fair value can be reasonably determined.

The effect of the adoption of this topic on the companies’ financial position and results of operations was immaterial.

Noncontrolling interests in consolidated financial statements

Effective April 1, 2009, the companies adopted ASC 810-10-65, “Consolidation—Transition Related to FASB Statement No. 160, Noncontrolling Interests in Consolidated Financial Statements—an amendment of ARB No. 51.”

ASC 810-10-65 establishes accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary.

As a result of the adoption of this section, noncontrolling interests, which were previously referred to as minority interests and classified between liabilities and shareholders’ equity on the Consolidated Balance Sheet, are included as a separate component of total equity. In addition, the items on the Statement of Consolidated Income, the Statement of Consolidated Shareholders’ Equity and the Statement of Consolidated Cash Flows have been adjusted accordingly. The companies have also retrospectively applied the presentation and disclosure provisions of this section, and have made reclassifications and format changes on the Consolidated Balance Sheet as of March 31, 2009, and the Statement of Consolidated Income, the Statement of Consolidated Shareholders’ Equity and the Statement of Consolidated Cash Flows for the period ended December 31, 2008.

Subsequent events

Effective April 1, 2009, the companies adopted ASC 855, “Subsequent Events,” which was formerly SFAS No. 165.

ASC 855 establishes general accounting and disclosure standards for events and transactions that occur after the balance sheet date but before financial statements are issued or are available to be issued. Entities are required to disclose the date through which subsequent events and transactions were evaluated, as well as whether that date is the date financial statements were issued or the date the financial statements were available to be issued.

The adoption of this topic had no impact on the companies’ financial position and results of operations.

Recognition and presentation of other-than-temporary impairments

Effective April 1, 2009, the companies adopted ASC 320-10-65, “Investments—Debt and Equity Securities—Overall—Transition Related to FSP FAS 115-2 and FAS 124-2, Recognition and Presentation of Other-Than-Temporary Impairments.”

ASC 320-10-65 requires an entity to recognize the credit component of an other-than-temporary impairment of a debt security in earnings and the noncredit component in other comprehensive income when the entity does not intend to sell the security and it is more likely than not that the entity will not be required to sell the security prior to recovery. This section also expands the disclosure requirements for other-than-temporary impairments on debt and equity securities.

The effect of the adoption of this section on the companies’ financial position and results of operations was immaterial.

2. BUSINESS COMBINATIONS

For the nine-month period ended December 31, 2009

The business combinations which were completed during the nine-month period ended December 31, 2009 were immaterial.

For the nine-month period ended December 31, 2008

The following is the primary business combination, which was completed during the nine-month period ended December 31, 2008.

Moeco Thai Oil Development Co., Ltd.

Mitsui Oil & Exploration Co., Ltd. (“MOECO”), a 54.6% owned subsidiary of the Company as of December 31, 2009, agreed with the Ministry of Economy, Trade and Industry of Japan to acquire an additional 50% ownership interest in Moeco Thai Oil Development Co., Ltd. (“MOT”) for ¥9,000 million on June 30, 2008 as a result of the successful bid at general public bidding on June 13, 2008. After satisfying the closing conditions, MOECO completed the acquisition process on July 15, 2008. Since MOECO’s ownership of voting shares of MOT increased to 80%, MOT, which had been previously accounted for under the equity method, became a subsidiary of MOECO. Subsequently, MOECO agreed with Toyo Engineering Corporation, a 23% owned associated company of the Company accounted for under the equity method as of December 31, 2009, to sell 10% of ownership interests in MOT on August 11, 2008. MOECO completed the sale of the interests on September 25, 2008 and MOECO’s ownership of voting shares of MOT decreased to 70%.

MOT has 5% interest in the Block B12/27 in the Gulf of Thailand and is engaged in natural gas and condensate exploration, development and production projects. The Company positions its energy businesses as a significant strategic business sector and continues to strengthen its revenue base by acquiring new oil and natural gas assets and replacing its reserves in wider areas including Southeast Asia in addition to the Middle East, Sakhalin and Oceania areas. This acquisition of a controlling interest in MOT is consistent with the Company’s core strategy.

The purchase price was determined based on the expected future cash flows MOT will generate. The consolidated financial statements for the nine-month period ended December 31, 2008 include the operating result of MOT as a subsidiary from the date of acquisition.

Pro forma results of operations for the above business combination have not been presented because the effects were not material to the consolidated financial statements.

3. MARKETABLE SECURITIES AND OTHER INVESTMENTS

Debt and marketable equity securities

At December 31 and March 31, 2009, the fair value and gross unrealized holding gains and losses on available-for-sale securities and the amortized cost, fair value and gross unrealized holding gains and losses on held-to-maturity debt securities were as follows:

Such gross unrealized gains and losses did not include those attributable to noncontrolling interests.

	Millions of Yen
		Unrealized holding gains (losses)
	Fair value	Gains	Losses	Net
December 31, 2009:
Available-for-sale:
Marketable equity securities	¥440,963	¥167,399	¥(7,260)	¥160,139
Debt securities, consisting principally of preferred stock that must be redeemed	81,826	16	(6,920)	(6,904)

March 31, 2009:
Available-for-sale:
Marketable equity securities	¥398,676	¥112,381	¥(20,780)	¥91,601
Debt securities, consisting principally of preferred stock that must be redeemed and convertible debt	86,788	19	(16,001)	(15,982)

	Millions of Yen
		Unrealized holding gains (losses)
	Amortized cost	Fair value	Gains	Losses	Net
December 31, 2009:
Held-to-maturity debt securities, consisting principally of preferred stock that must be redeemed	¥1,351	¥1,351	¥0	—	¥0

March 31, 2009:
Held-to-maturity debt securities, consisting principally of preferred stock that must be redeemed	¥2,656	¥2,656	¥0	—	¥0

At March 31, 2009, the carrying amounts of available-for-sale securities, with original maturities of three months or less, included in cash and cash equivalents in the Consolidated Balance Sheets were ¥1,498 million. The companies did not hold such securities or investments at December 31, 2009.

At December 31 and March 31, 2009, the fair value and gross unrealized holding losses on available-for-sale securities, aggregated by investment category and length of time that individual securities have been in continuous unrealized loss positions, were as follows:

	Millions of Yen
	Less than 12 months		12 months or more
	Fair value	Unrealized holding losses	Fair value	Unrealized holding losses
December 31, 2009:
Available-for-sale:
Marketable equity securities	¥60,679	¥(7,260)	¥—	¥—
Debt securities, consisting principally of preferred stock that must be redeemed	368	(27)	71,163	(6,893)

Total	¥61,047	¥(7,287)	¥71,163	¥(6,893)

March 31, 2009:
Available-for-sale:
Marketable equity securities	¥71,166	¥(20,780)	—	—
Debt securities, consisting principally of preferred stock that must be redeemed	63,033	(16,001)	—	—

Total	¥134,199	¥(36,781)	—	—

The companies’ investments in available-for-sale securities in an unrealized holding loss position consisted primarily of marketable equity securities and preferred stock that must be redeemed. The unrealized losses on marketable equity securities were due principally to a temporary decline in the stock market. The companies evaluated the near-term prospects of the issuer of the equity securities in relation to the severity and duration of impairment. Based on that evaluation and the companies’ ability and intent to hold these investments for a reasonable period of time sufficient for a forecasted recovery of fair value, the companies did not consider these investments to be other-than-temporarily impaired at December 31, 2009.

The unrealized losses on preferred stock that must be redeemed were due to a devaluation of foreign currencies against the yen in the foreign exchange market. The companies evaluated the prospects of the foreign exchange market for the period of maturity of the stock. Based on that evaluation, the companies did not consider these investments to be other-than-temporarily impaired at December 31, 2009.

For the nine-month periods ended December 31, 2009 and 2008, losses of ¥16,897 million and ¥48,904 million, respectively, were recognized on write-downs of available-for-sale securities to reflect the decline in market value considered to be other-than-temporary.

For the three-month periods ended December 31, 2009 and 2008, losses of ¥1,416 million and ¥27,030 million, respectively, were recognized on write-downs of available-for-sale securities to reflect the decline in market value considered to be other-than-temporary.

The portion of net trading gains and losses for the nine-month periods that relates to trading securities still held at December 31, 2009 and 2008 were as follows:

	Millions of Yen
	December 31, 2009	December 31, 2008
Net trading losses	¥(12)	¥(33)

The portion of net trading gains and losses for the three-month periods that relates to trading securities still held at December 31, 2009 and 2008 were as follows:

	Millions of Yen
	December 31, 2009	December 31, 2008
Net trading losses	¥0	¥(15)

The proceeds from sales of available-for-sale securities and the gross realized gains and losses on those sales for the nine-month periods ended December 31, 2009 and 2008 are shown below:

	Millions of Yen
	December 31, 2009	December 31, 2008
Proceeds from sales	¥14,521	¥13,268

Gross realized gains	¥5,577	¥4,666
Gross realized losses	(116)	(133)

Net trading gains	¥5,461	¥4,533

The proceeds from sales of available-for-sale securities and the gross realized gains and losses on those sales for the three-month periods ended December 31, 2009 and 2008 are shown below:

	Millions of Yen
	December 31, 2009	December 31, 2008
Proceeds from sales	¥5,018	¥1,658

Gross realized gains	¥1,519	¥524
Gross realized losses	(112)	(13)

Net trading gains	¥1,407	¥511

Debt securities classified as available-for-sale and held-to-maturity at December 31, 2009 mature as follows:

	Millions of Yen
	Available-for-sale		Held-to-maturity
	Amortized cost	Aggregate fair value	Amortized cost	Aggregate fair value
Contractual maturities:
Within 1 year	¥4,607	¥4,580	¥1,235	¥1,235
After 1 year through 5 years	67,095	61,362	116	116
After 5 years through 10 years	17,028	15,884	—	—
After 10 years	—	—	—	—

Total	¥88,730	¥81,826	¥1,351	¥1,351

The actual maturities may differ from the contractual maturities shown above because certain issuers may have the right to redeem debt securities before their maturity.

Investments other than debt and marketable equity securities

Investments other than investments in debt and marketable equity securities consisted primarily of non-marketable equity securities and non-current time deposits and amounted to ¥497,708 million and ¥550,809 million at December 31 and March 31, 2009, respectively. The estimation of the corresponding fair values at those dates was not practicable, as the fair value for all the individual non-marketable securities held by the companies was not readily determinable at each balance sheet date.

Investments in non-marketable equity securities are carried at cost; however, if the fair value of an investment has declined and such decline is judged to be other-than-temporary, the investment is written down to its estimated fair value.

Losses on write-downs of these investment securities recognized to reflect the declines in fair value considered to be other-than-temporary were ¥26,167 million and ¥8,735 million, for the nine-month periods ended December 31, 2009 and 2008, respectively.

Losses on write-downs of these investment securities recognized to reflect the declines in fair value considered to be other-than-temporary were ¥22,897 million and ¥5,863 million, for the three-month periods ended December 31, 2009 and 2008, respectively.

The aggregate carrying amount of the companies’ non-marketable equity securities accounted for under the cost method totaled ¥447,395 million and ¥499,924 million at December 31 and March 31, 2009, respectively.

4. PLEDGED ASSETS AND FINANCIAL ASSETS ACCEPTED AS COLLATERAL

Pledged assets

At December 31, 2009 and March 31, 2009, the following assets (exclusive of assets covered by trust receipts discussed below) were pledged as collateral for certain liabilities of the companies:

	Millions of Yen
	December 31, 2009	March 31, 2009
Trade receivables (current and non-current)	¥93,573	¥102,634
Inventories	5,049	25,684
Investments	231,142	281,554
Property leased to others (net book value)	46,498	50,287
Property and equipment (net book value)	51,321	63,044
Other	17,681	14,621

Total	¥445,264	¥537,824

The distribution of such collateral among short-term debt, long-term debt, and financial guarantees and other was as follows:

	Millions of Yen
	December 31, 2009	March 31, 2009
Short-term debt	¥17,333	¥33,293
Long-term debt	185,638	214,847
Financial guarantees and other	242,293	289,684

Total	¥445,264	¥537,824

Trust receipts issued under customary import financing arrangements (short-term bank loans and bank acceptances) give banks a security interest in the merchandise imported and/or the accounts receivable resulting from the sale of such merchandise. Because of the companies’ large volume of import transactions, it is not practicable to determine the total amount of assets covered by outstanding trust receipts.

In addition to the above, the Company has bank borrowings under certain provisions of loan agreements which require the Company, upon the request of the bank, immediately to provide collateral, which is not specified in the loan agreements.

Financial assets accepted as collateral

At December 31, 2009 and March 31, 2009, the fair values of financial assets that the companies accepted as security for trade receivables and that they are permitted to sell or repledge consisted of the following:

	Millions of Yen
	December 31, 2009	March 31, 2009
Bank deposits	¥960	¥1,261
Trade receivables—accounts	1,087	1,492
Stocks and bonds	4,292	3,654

There were no financial assets repledged or accepted as collateral under security repurchase agreements at December 31, 2009 or March 31, 2009.

5. PENSION COSTS AND SEVERANCE INDEMNITIES

Net periodic pension costs of the companies’ defined benefit pension plans for the nine-month period ended December 31, 2009 and three-month period ended December 31, 2009 included the following components:

Millions of Yen
Nine-month period ended December 31, 2009
Service cost—benefits earned during the period	¥6,549
Interest cost on projected benefit obligation	4,749
Expected return on plan assets	(5,887)
Amortization of prior service cost	(6)
Amortization of net actuarial loss	9,544

Net periodic pension costs	¥14,949

Millions of Yen
Three-month period ended December 31, 2009
Service cost—benefits earned during the period	¥2,050
Interest cost on projected benefit obligation	1,593
Expected return on plan assets	(1,955)
Amortization of prior service cost	10
Amortization of net actuarial loss	3,184

Net periodic pension costs	¥4,882

6. NET INCOME ATTRIBUTABLE TO MITSUI & CO., LTD. PER SHARE

The following is a reconciliation of basic net income attributable to Mitsui & Co., Ltd. per share to diluted net income attributable to Mitsui & Co., Ltd. per share for the nine-month and three-month periods ended December 31, 2009 and 2008:

	Nine-Month Period Ended December 31, 2009			Nine-Month Period Ended December 31, 2008
	Net income (numerator)	Shares (denominator)	Per share amount	Net income (numerator)	Shares (denominator)	Per share amount
	Millions of Yen	In Thousands	Yen	Millions of Yen	In Thousands	Yen
Basic Net Income Attributable to Mitsui & Co., Ltd. per Share:
Net income available to common shareholders	¥93,021	1,822,685	¥51.04	¥279,701	1,819,668	¥153.71

Effect of Dilutive Securities:
Japanese yen convertible bonds				21	5,478
Adjustments of effect of dilutive securities of associated companies	(2)			(5)

Diluted Net Income Attributable to Mitsui & Co., Ltd. per Share:
Net income available to common shareholders after effect of dilutive securities	¥93,019	1,822,685	¥51.03	¥279,717	1,825,146	¥153.26

	Three-Month Period Ended December 31, 2009			Three-Month Period Ended December 31, 2008
	Net income (numerator)	Shares (denominator)	Per share amount	Net income (numerator)	Shares (denominator)	Per share amount
	Millions of Yen	In Thousands	Yen	Millions of Yen	In Thousands	Yen
Basic Net Income Attributable to Mitsui & Co., Ltd. per Share:
Net income available to common shareholders	¥20,186	1,824,831	¥11.06	¥39,153	1,821,147	¥21.50

Effect of Dilutive Securities:
Japanese yen convertible bonds				6	4,348
Adjustments of effect of dilutive securities of associated companies	(1)			(1)

Diluted Net Income Attributable to Mitsui & Co., Ltd. per Share:
Net income available to common shareholders after effect of dilutive securities	¥20,185	1,824,831	¥11.06	¥39,158	1,825,495	¥21.45

7. SEGMENT INFORMATION

	Millions of Yen
Nine-month period ended December 31, 2009:	Iron & Steel Products	Mineral & Metal Resources	Machinery & Infrastructure Projects	Chemical	Energy	Foods & Retail	Consumer Service & IT	Logistics & Financial Markets
Total trading transactions:	¥721,277	¥518,719	¥1,014,386	¥1,212,356	¥1,551,156	¥1,382,233	¥316,947	¥100,160

Gross profit	¥24,715	¥51,805	¥65,788	¥49,601	¥111,588	¥64,334	¥39,792	¥29,022

Operating income (loss)	¥(297)	¥40,178	¥6,304	¥11,419	¥70,424	¥17,343	¥(7,663)	¥6,563

Equity in earnings (losses) of associated companies	¥3,112	¥25,624	¥25,566	¥1,118	¥23,909	¥6,390	¥(3,341)	¥3,724

Net income (loss) attributable to Mitsui & Co., Ltd.	¥2,017	¥46,301	¥9,961	¥6,557	¥52,098	¥(2,843)	¥(4,940)	¥368

Total assets at December 31, 2009	¥474,835	¥874,066	¥1,320,524	¥587,853	¥1,470,237	¥665,845	¥499,660	¥409,936

Investments in and advances to associated companies at December 31, 2009	¥23,862	¥446,127	¥310,033	¥27,702	¥160,065	¥86,676	¥102,496	¥55,472

Depreciation and amortization	¥2,234	¥7,516	¥6,959	¥6,762	¥57,624	¥4,431	¥4,068	¥2,682

Additions to property leased to others and property and equipment	¥1,725	¥31,405	¥33,037	¥6,839	¥60,560	¥4,723	¥2,833	¥1,387

	Millions of Yen
Nine-month period ended December 31, 2009:	Americas	Europe, the Middle East and Africa	Asia Pacific	Total	All Other	Adjustments and Eliminations	Consolidated Total
Total trading transactions:	¥762,666	¥296,698	¥301,249	¥8,177,847	¥2,203	¥2	¥8,180,052

Gross profit	¥51,830	¥11,591	¥20,097	¥520,163	¥346	¥806	¥521,315

Operating income (loss)	¥6,720	¥(4,151)	¥2,130	¥148,970	¥(3,493)	¥(31,268)	¥114,209

Equity in earnings (losses) of associated companies	¥1,839	¥855	¥2,692	¥91,488	—	¥122	¥91,610

Net income (loss) attributable to Mitsui & Co., Ltd.	¥(6,467)	¥(3,853)	¥19,097	¥118,296	¥310	¥(25,585)	¥93,021

Total assets at December 31, 2009	¥545,301	¥143,002	¥286,681	¥7,277,940	¥2,806,334	¥(1,677,583)	¥8,406,691

Investments in and advances to associated companies at December 31, 2009	¥29,501	¥13,972	¥91,477	¥1,347,383	¥526	¥27,192	¥1,375,101

Depreciation and amortization	¥6,815	¥735	¥476	¥100,302	¥436	¥8,550	¥109,288

Additions to property leased to others and property and equipment	¥8,518	¥577	¥445	¥152,049	¥327	¥6,370	¥158,746

	Millions of Yen
Nine-month period ended December 31, 2008 (As Restated):	Iron & Steel Products	Mineral & Metal Resources	Machinery & Infrastructure Projects	Chemical	Energy	Foods & Retail	Consumer Service & IT	Logistics & Financial Markets
Total trading transactions:	¥1,245,824	¥1,069,669	¥1,514,818	¥1,798,269	¥2,541,816	¥1,561,192	¥629,463	¥161,837

Gross profit	¥46,108	¥106,852	¥84,211	¥67,242	¥231,178	¥64,010	¥60,223	¥59,701

Operating income (loss)	¥19,922	¥95,608	¥15,687	¥26,508	¥188,336	¥15,804	¥(6,153)	¥30,426

Equity in earnings (losses) of associated companies	¥4,699	¥75,386	¥17,332	¥6,198	¥33,766	¥2,292	¥5,406	¥(7,472)

Net income (loss) attributable to Mitsui & Co., Ltd.	¥12,022	¥84,056	¥21,659	¥(215)	¥132,460	¥6,895	¥(2,876)	¥(3,876)

Total assets at December 31, 2008	¥690,682	¥796,428	¥1,380,082	¥681,640	¥1,490,526	¥747,748	¥621,851	¥695,094

Investments in and advances to associated companies at December 31, 2008	¥26,068	¥372,890	¥315,859	¥42,145	¥128,724	¥81,083	¥125,489	¥24,819

Depreciation and amortization	¥1,725	¥5,098	¥7,225	¥6,132	¥59,264	¥5,308	¥4,722	¥2,711

Additions to property leased to others and property and equipment	¥4,778	¥35,393	¥34,757	¥5,866	¥75,897	¥4,633	¥5,006	¥1,712

	Millions of Yen
Nine-month period ended December 31, 2008 (As Restated):	Americas	Europe, the Middle East and Africa	Asia Pacific	Total	All Other	Adjustments and Eliminations	Consolidated Total
Total trading transactions:	¥1,319,872	¥435,016	¥407,957	¥12,685,733	¥2,437	¥100	¥12,688,270

Gross profit	¥99,600	¥18,817	¥20,164	¥858,106	¥4,333	¥400	¥862,839

Operating income (loss)	¥41,891	¥102	¥(240)	¥427,891	¥(25)	¥(29,125)	¥398,741

Equity in earnings (losses) of associated companies	¥1,739	¥(260)	¥1,297	¥140,383	¥53	¥(168)	¥140,268

Net income (loss) attributable to Mitsui & Co., Ltd.	¥3,317	¥2,008	¥28,228	¥283,678	¥5,220	¥(9,197)	¥279,701

Total assets at December 31, 2008	¥598,409	¥159,215	¥216,722	¥8,078,397	¥2,976,539	¥(2,207,359)	¥8,847,577

Investments in and advances to associated companies at December 31, 2008	¥32,161	¥15,533	¥44,964	¥1,209,735	¥1,952	¥29,344	¥1,241,031

Depreciation and amortization	¥7,594	¥896	¥556	¥101,231	¥492	¥6,930	¥108,653

Additions to property leased to others and property and equipment	¥11,396	¥10,472	¥684	¥190,594	¥306	¥7,079	¥197,979

	Millions of Yen
Three-month period ended December 31, 2009:	Iron & Steel Products	Mineral & Metal Resources	Machinery & Infrastructure Projects	Chemical	Energy	Foods & Retail	Consumer Service & IT	Logistics & Financial Markets
Total trading transactions:	¥255,920	¥185,806	¥349,359	¥405,594	¥592,027	¥472,432	¥106,010	¥25,423

Gross profit	¥7,860	¥19,562	¥21,695	¥15,855	¥42,814	¥21,874	¥13,335	¥4,283

Operating income (loss)	¥264	¥15,703	¥1,421	¥2,965	¥28,788	¥5,716	¥(1,229)	¥(4,089)

Equity in earnings (losses) of associated companies	¥1,380	¥11,166	¥7,159	¥1,034	¥9,025	¥1,521	¥570	¥1,065

Net income (loss) attributable to Mitsui & Co., Ltd.	¥475	¥14,503	¥(9,852)	¥1,368	¥21,114	¥3,653	¥480	¥(705)

Total assets at December 31, 2009	¥474,835	¥874,066	¥1,320,524	¥587,853	¥1,470,237	¥665,845	¥499,660	¥409,936

Investments in and advances to associated companies at December 31, 2009	¥23,862	¥446,127	¥310,033	¥27,702	¥160,065	¥86,676	¥102,496	¥55,472

Depreciation and amortization	¥762	¥2,687	¥2,386	¥3,127	¥20,194	¥1,464	¥1,496	¥877

Additions to property leased to others and property and equipment	¥605	¥13,923	¥14,366	¥2,383	¥32,435	¥1,957	¥934	¥508

	Millions of Yen
Three-month period ended December 31, 2009:	Americas	Europe, the Middle East and Africa	Asia Pacific	Total	All Other	Adjustments and Eliminations	Consolidated Total
Total trading transactions:	¥245,841	¥83,160	¥101,641	¥2,823,213	¥962	¥5	¥2,824,180

Gross profit	¥18,544	¥3,862	¥6,603	¥176,287	¥(5)	¥408	¥176,690

Operating income (loss)	¥3,772	¥(988)	¥177	¥52,500	¥(1,061)	¥(12,756)	¥38,683

Equity in earnings (losses) of associated companies	¥1,755	¥230	¥712	¥35,617	—	¥(21)	¥35,596

Net income (loss) attributable to Mitsui & Co., Ltd.	¥(879)	¥(2,815)	¥5,603	¥32,945	¥(834)	¥(11,925)	¥20,186

Total assets at December 31, 2009	¥545,301	¥143,002	¥286,681	¥7,277,940	¥2,806,334	¥(1,677,583)	¥8,406,691

Investments in and advances to associated companies at December 31, 2009	¥29,501	¥13,972	¥91,477	¥1,347,383	¥526	¥27,192	¥1,375,101

Depreciation and amortization	¥2,216	¥282	¥145	¥35,636	¥117	¥2,727	¥38,480

Additions to property leased to others and property and equipment	¥2,552	¥167	¥76	¥69,906	¥124	¥1,428	¥71,458

	Millions of Yen
Three-month period ended December 31, 2008 (As Restated):	Iron & Steel Products	Mineral & Metal Resources	Machinery & Infrastructure Projects	Chemical	Energy	Foods & Retail	Consumer Service & IT	Logistics & Financial Markets
Total trading transactions:	¥399,468	¥250,923	¥444,805	¥417,836	¥893,745	¥520,834	¥149,578	¥54,232

Gross profit	¥11,784	¥15,083	¥22,073	¥12,172	¥64,052	¥21,954	¥14,084	¥25,467

Operating income (loss)	¥3,369	¥11,354	¥987	¥(443)	¥49,871	¥5,299	¥(3,707)	¥16,228

Equity in earnings (losses) of associated companies	¥998	¥(2,500)	¥6,856	¥170	¥13,044	¥714	¥3,086	¥(1,399)

Net income (loss) attributable to Mitsui & Co., Ltd.	¥2,737	¥(7,906)	¥4,528	¥(4,186)	¥49,357	¥1,538	¥1,815	¥(5,090)

Total assets at December 31, 2008	¥690,682	¥796,428	¥1,380,082	¥681,640	¥1,490,526	¥747,748	¥621,851	¥695,094

Investments in and advances to associated companies at December 31, 2008	¥26,068	¥372,890	¥315,859	¥42,145	¥128,724	¥81,083	¥125,489	¥24,819

Depreciation and amortization	¥648	¥1,340	¥2,206	¥1,590	¥21,857	¥2,124	¥1,673	¥825

Additions to property leased to others and property and equipment	¥1,107	¥11,233	¥10,137	¥1,200	¥27,328	¥1,427	¥1,705	¥637

	Millions of Yen
Three-month period ended December 31, 2008 (As Restated):	Americas	Europe, the Middle East and Africa	Asia Pacific	Total	All Other	Adjustments and Eliminations	Consolidated Total
Total trading transactions:	¥319,137	¥176,141	¥87,898	¥3,714,597	¥689	¥(133)	¥3,715,153

Gross profit	¥34,401	¥5,966	¥2,960	¥229,996	¥1,526	¥2,630	¥234,152

Operating income (loss)	¥15,234	¥331	¥(3,627)	¥94,896	¥70	¥(7,025)	¥87,941

Equity in earnings (losses) of associated companies	¥(1,416)	¥26	¥1,129	¥20,708	¥15	¥(112)	¥20,611

Net income (loss) attributable to Mitsui & Co., Ltd.	¥(10,610)	¥(936)	¥3,840	¥35,087	¥1,649	¥2,417	¥39,153

Total assets at December 31, 2008	¥598,409	¥159,215	¥216,722	¥8,078,397	¥2,976,539	¥(2,207,359)	¥8,847,577

Investments in and advances to associated companies at December 31, 2008	¥32,161	¥15,533	¥44,964	¥1,209,735	¥1,952	¥29,344	¥1,241,031

Depreciation and amortization	¥2,322	¥243	¥170	¥34,998	¥128	¥2,933	¥38,059

Additions to property leased to others and property and equipment	¥3,559	¥1,322	¥264	¥59,919	¥95	¥2,509	¥62,523

Notes:

(1)	“All Other” includes business activities which primarily provide services, such as financing services and operations services to external customers and/or to the companies and associated companies. Total assets of “All Other” at December 31, 2009 and 2008 consisted primarily of cash and cash equivalents and time deposits related to financing activities, and assets of certain subsidiaries related to the above services.
(2)	Net income (loss) attributable to Mitsui & Co., Ltd. of “Adjustments and Eliminations” includes income and expense items that are not allocated to specific reportable operating segments, such as certain expenses of the corporate departments, and eliminations of intersegment transactions.

Net loss attributable to Mitsui & Co., Ltd. of “Adjustments and Eliminations” for the nine-month period ended December 31, 2009 includes (a) ¥14,627 million in general and administrative expenses of the corporate departments excluding pension costs, (b) a charge of ¥4,943 million for pension related items, and (c) ¥8,371 million (loss) related to tax items including adjustments of difference between actual tax rate and intercompany tax rate, and so on (all amounts are after income tax effects).

Net loss attributable to Mitsui & Co., Ltd. of “Adjustments and Eliminations” for the nine-month period ended December 31, 2008 includes (a) ¥15,575 million in general and administrative expenses of the corporate departments excluding pension costs, (b) a charge of ¥3,461 million for pension related items, and (c) ¥4,924 million (profit) related to tax items including adjustments of difference between actual tax rate and intercompany tax rate, and so on (all amounts are after income tax effects).

Net loss attributable to Mitsui & Co., Ltd. of “Adjustments and Eliminations” for the three-month period ended December 31, 2009 includes (a) ¥5,679 million in general and administrative expenses of the corporate departments excluding pension costs, (b) a charge of ¥1,696 million for pension related items, and (c) ¥5,290 million (loss) related to tax items including adjustments of difference between actual tax rate and intercompany tax rate, and so on (all amounts are after income tax effects).

Net loss attributable to Mitsui & Co., Ltd. of “Adjustments and Eliminations” for the three-month period ended December 31, 2008 includes (a) ¥5,188 million in general and administrative expenses of the corporate departments excluding pension costs, (b) a charge of ¥1,079 million for pension related items, and (c) ¥6,116 million (profit) related to tax items including adjustments of difference between actual tax rate and intercompany tax rate, and so on (all amounts are after income tax effects).

(3)	Transfers between operating segments are made at cost plus a markup.
(4)	Operating income (loss) reflects the companies’ (a) gross profit, (b) selling, general and administrative expenses, and (c) provision for doubtful receivables, as presented in the Statements of Consolidated Income.
(5)	Effective July 1, 2009, Mitsui & Co. Financial Services (Australia) which was formerly operating under “Asia Pacific” segment, was transferred to “All Other” with the aim to optimize the in-house banking operation. In accordance with this change, “All Other” in operating segment information for the nine-month period and the three-month period ended December 31, 2009 includes the information of Mitsui & Co. Financial Services (Australia). Also the operating segment information for the nine-month period and the three-month period ended December 31, 2008 has been restated to conform to the current period presentation.

8. INCOME TAXES

The effective tax rates were 144.2% and 9.2% for the three-month periods ended December 31, 2009 and 2008, respectively. The increase in the effective tax rate was mostly due to the increase in the ratio of income tax effect recorded for equity in earnings of associated companies against “Income before Income Taxes and Equity in Earnings,” as well as the reversal of valuation allowances for the deferred tax assets for the past loss on write-down of securities in the three-month period ended December 31, 2008.

9. CONTINGENT LIABILITIES

I. GUARANTEES

The table below summarizes the companies’ guarantees as defined in ASC460, “Guarantees,” at December 31 and March 31, 2009. The maximum potential amount of future payments represents the amounts without consideration of possible recoveries under recourse provisions or from collateral held or pledged that the companies could be obliged to pay if there were defaults by guaranteed parties or there were changes in an underlying which would cause triggering events under market value guarantees and indemnification contracts. Such amounts bear no relationship to the anticipated losses on these guarantees and indemnifications, and they greatly exceed anticipated losses.

The companies evaluate risks involved for each guarantee in an internal screening procedure before issuing a guaranty and regularly monitor outstanding positions and record adequate allowance to cover losses expected from probable performance under these agreements. The companies believe that the likelihood to perform guarantees which will materially affect the consolidated financial position, results of operations, or cash flows of the companies is remote at December 31, 2009.

	Millions of Yen
	Expire within 1 year	Expire after 1 year	Total amount outstanding	Recourse provisions/ collateral	Maximum potential amount of future payments	Carrying amount of liabilities	Expire no later than
December 31, 2009:
Type of guarantees:
Financial guarantees:
Guarantees for third parties	¥122,954	¥33,152	¥156,106	¥26,337	¥192,553	¥852	2040
Guarantees for associated companies	8,745	59,054	67,799	6,057	107,854	4,804	2045
Guarantees to financial institutions for employees’ housing loans	—	5,570	5,570	—	5,570	—	2034

Total	¥131,699	¥97,776	¥229,475	¥32,394	¥305,977	¥5,656

Performance guarantees	¥1,401	¥5,392	¥6,793	¥3,235	¥6,982	—	2013

Market value guarantees:
Obligation to repurchase bills of exchange	¥39,961	—	¥39,961	¥37,392	¥39,961	—	2010
Minimum purchase price guarantees	—	¥8,408	8,408	—	8,408	¥248	2014
Residual value guarantees of leased assets	1,358	7,723	9,081	—	9,081	—	2013

Total	¥41,319	¥16,131	¥57,450	¥37,392	¥57,450	¥248

Derivative instruments	¥14,508	¥1,792	¥16,300	—	¥16,300	¥1,962

	Millions of Yen
	Expire within 1 year	Expire after 1 year	Total amount outstanding	Recourse provisions/ collateral	Maximum potential amount of future payments	Carrying amount of liabilities	Expire no later than
March 31, 2009:
Type of guarantees:
Financial guarantees:
Guarantees for third parties	¥32,091	¥101,428	¥133,519	¥27,854	¥188,036	¥1,322	2040
Guarantees for associated companies	9,889	64,137	74,026	7,023	127,528	2,998	2045
Guarantees to financial institutions for employees’ housing loans	—	6,493	6,493	—	6,493	—	2033

Total	¥41,980	¥172,058	¥214,038	¥34,877	¥322,057	¥4,320

Performance guarantees	¥1,402	¥9,928	¥11,330	¥3,653	¥11,330	¥22	2013

Market value guarantees:
Obligation to repurchase bills of exchange	¥35,979	¥612	¥36,591	¥30,660	¥36,591	—	2010
Minimum purchase price guarantees	—	8,936	8,936	—	8,936	¥357	2014

Total	¥35,979	¥9,548	¥45,527	¥30,660	¥45,527	¥357

Derivative instruments	¥28,569	¥5,401	¥33,970	—	¥33,970	¥5,231

(1) Financial guarantees

The companies provide various types of guarantees to the benefit of third parties and related parties principally to enhance their credit standings, and would be required to execute payments if a guaranteed party failed to fulfill its obligation with respect to a borrowing or trade payable.

Categories of financial guarantees are as follows:

Guarantees for third parties

The companies guarantee, severally or jointly with others, indebtedness of certain customers and suppliers in the furtherance of their trading activities.

Guarantees for associated companies

The companies, severally or jointly with others, issue guarantees for associated companies for the purpose of furtherance of their trading activities and credit enhancement of associated companies.

Guarantees to financial institutions for employees’ housing loans

As a part of its employee benefits program, the Company issues guarantees to financial institutions for employees’ housing loans. The maximum duration of the guarantees is 25 years. The Company obtains a mortgage on the employees’ assets, if necessary.

(2) Performance guarantees

Main items of performance guarantees are contractual guarantees of Toyo Engineering Corporation and other companies regarding plant construction contracts executed under the name of the guaranteed parties in the Middle East and other regions. The Company has pledged bank guarantees and performance bonds to the project owners, and in the case that Toyo Engineering Corporation failed to fulfill the contractual obligation, the project owners would execute bank guarantees and performance bonds to claim compensation for damages. Certain performance bonds ceased to be pledged at December 31, 2009.

In the furtherance of its trading activities, a certain subsidiary has issued guarantees for the performance of contracts to a customer. The subsidiary would be required to make payment if a guaranteed party fails to fulfill its obligation, however it is not practicable to determine the maximum potential amount of future payment and the amount is not represented since the amount to be compensated is not specified in those guarantees. No liability is recorded since the companies believe that the likelihood of those guarantees to be performed is considered to be remote at December 31 and March 31, 2009.

(3) Market value guarantees

Obligation to repurchase bills of exchange

In connection with export transactions, the Company issues bills of exchange, some of which are discounted by its negotiating banks. If a customer fails to fulfill its obligation with respect to the bills, the Company would be obligated to repurchase the bills based on the banking transaction agreement. The maximum potential amount of future payments is represented by the aggregate par value of the bills discounted by the banks, and the recourse provisions and collateral are represented by the amount backed by letters of credit from the issuing banks of the customers.

Minimum purchase price guarantees

To support financing activities of a partner of the joint venture which owns interests in oil & gas producing fields, a certain subsidiary has committed to bid a certain amount in the sale of the partner’s stock by the bank which provides financing for the partner if the partner defaults. The Company provides marketing services of aircraft for domestic and overseas airline companies, and as a part of such businesses, the Company issues market value guarantees on the aircraft for certain customers.

Residual Value guarantees of leased assets

As lessees in operating lease contracts, a certain subsidiary has issued residual value guarantees on the leased locomotives. On the date of expiration of the operating lease contracts, in case of sales of those leased locomotives to the third party, the subsidiary will be responsible for making up any shortfall between the actual sales price and the guaranteed price for sales of those leased locomotives to the third party.

(4) Derivative instruments

Certain derivative contracts, including written put options and credit default swaps, meet the accounting definition of guarantees under ASC460, “Guarantees,” when it is probable that the counterparties have underlying assets or liabilities related to the derivative contracts.

The companies consider the business relationship with counterparties and other circumstances in deciding whether it is probable that the counterparties have underlying assets or liabilities, and did not include the derivative contracts with certain financial institutions and traders.

ASC460, “Guarantees,” does not require disclosure about derivative contracts if such contracts permit or require net settlement and the companies have no basis for concluding that it is probable that the counterparties have underlying assets or liabilities.

The companies have written put options as a part of various derivative transactions related to energy, non-ferrous metals, precious metals and grain. The aggregation of notional amounts computed based on the strike prices and quantities of written options are disclosed as the total amount outstanding and the maximum potential amount of future payments. The carrying amount of liabilities is represented by the fair value of such written options recorded in the consolidated financial statements.

The companies manage the market and credit risks on these derivative instruments by monitoring fair values against loss limits and credit lines, and generally the maximum potential amount of future payments as stated above greatly overstates the companies’ exposure to market and credit risks.

(5) Indemnification contracts

Indemnification for cargo delivery

The companies have issued Discharging Letters of Indemnification (“DLOI”) to shipping companies for international trading activities. The maximum potential amount of future payments can not be estimated since the amount to be compensated is not specified in DLOI. No liability is recorded since the companies believe that there is little likelihood of incurring any loss from the DLOI.

Joint obligation under membership agreement in commodity exchanges

The companies are members of major commodity exchanges in Japan and overseas. In connection with these memberships, the companies provide guarantees to the exchanges. Under the membership agreements, if a member becomes unable to satisfy its obligations to the exchange, the other members would be required to meet such shortfall apportioned among the non-defaulting members in a prescribed manner. The companies’ maximum potential amount of future payments related to these joint obligations is not quantifiable, however no liability is recorded since the companies believe that there is little likelihood of being required to make any payments under these obligations.

(6) Product warranties

Certain subsidiaries provide warranties, in relation to their sales of products, including residential houses and automobiles, for the performance of such products during specified warranty periods, and they are responsible for repair or payments of compensation against the claims by the customers regarding defects in performance or function. Estimated warranty costs are accrued at the time the products are sold based on the historical claim experiences.

Mitsui Bussan House-Techno, Inc., a 100% subsidiary engaged in the custom-made house building business, exited from the business due to the downturn of the business environment caused by declining demand, however, the companies retained the obligation for the future maintenance service, because Bussan Housing Maintenance Co., Ltd. a 100% subsidiary, assumed the obligation for periodical inspection and maintenance service for a contractual period after the completion.

A tabular reconciliation of changes in the estimated liabilities for product warranties for the nine-month periods ended December 31, 2009 and 2008 are as follows:

	Millions of Yen
	December 31, 2009	December 31, 2008
Balance at beginning of the period	¥6,534	¥7,639
Payments made in cash or in kind	(165)	(843)
Accrual for warranties issued during the period	685	1,270
Changes in accrual related to pre-existing warranties	(1,028)	(800)

Balance at end of the period	¥6,026	¥7,266

II. LITIGATION

Various claims and legal actions are pending against the companies in respect of contractual obligations and other matters arising out of the conduct of the companies’ business. Appropriate provision has been recorded for the estimated loss on claims and legal actions. In the opinion of management, any additional liabilities will not materially affect the consolidated financial position, results of operations, or cash flows of the Company.

10. VARIABLE INTEREST ENTITIES

The companies are involved with VIEs which mainly engage in leasing and financing activities within the Machinery & Infrastructure Projects, Energy and Logistics & Financial Markets Segments.

When evaluating whether the companies are the primary beneficiary of a VIE and must therefore consolidate the VIE, we perform a qualitative analysis that considers the design of the VIE, the nature of the companies’ involvement and the variable interests held by other parties. If that evaluation is inconclusive as to which party absorbs a majority of the VIE’s expected losses or residual returns, a quantitative analysis is performed to determine who is the primary beneficiary.

Consolidated Variable Interest Entities

The VIEs that have been consolidated by the companies in accordance with ASC810, “Consolidation,” are described by groups aggregated by similar characteristics of risks and rewards of each VIE as follows (excluding consolidated VIEs where the companies also hold a majority of the voting interests in the entity unless the activities of the VIE are primarily related to securitizations, other forms of asset-backed financings, or single-lessee leasing arrangements):

As lessees in lease contracts concluded with a lessor that has been established for those lease contracts in Europe, certain subsidiaries have issued residual value guarantees of the leased vessels. On the date of expiration of lease contracts, such subsidiaries will either purchase the leased assets at a fixed price or be responsible for making up any shortfall between an actual sales price and the guaranteed value. The lessor of the leased vessels is a VIE (“Leasing VIE”), and the companies have consolidated the lessor as the primary beneficiary. The lessor is financed mainly by bank borrowings.

In addition, the companies hold senior investment securities without voting rights of VIEs whose operations are real estate development (“Real estate development VIEs”), as of December 31 and March 31, 2009. The companies also hold a majority of the voting interest in a VIE whose primary activity is chartering a vessel, which is a single-lessee leasing arrangement (“Vessel chartering VIE”), as of December 31 and March 31, 2009. These VIEs are financed mainly by issuance of bond, issuance of stock including preferred securities, a combination of these, or borrowings.

The total assets of Leasing VIE as of December 31 and March 31, 2009 are ¥11,382 million and ¥11,900 million, respectively; the total assets of Real estate development VIEs as of December 31 and March 31, 2009 are ¥5,066 million and ¥4,943 million, respectively; and the total assets of Vessel chartering VIE as of December 31 and March 31, 2009 are ¥3,407 million and ¥3,682 million, respectively.

The consolidated real estate which includes land and buildings was pledged as collateral for Real estate development VIEs’ long-term debt and was classified as real estate for sale, included in inventories in the Consolidated Balance Sheets, and the carrying amounts as of March 31, 2009 were ¥4,745 million. The consolidated Real estate development VIEs do not pledge any of their assets as collateral as of December 31, 2009.

The companies did not provide any financial or other support to the VIEs that they were not previously contractually obligated to provide for the nine-month period ended December 31, 2009 and for the year ended March 31, 2009.

The creditors or beneficial interest holders of the consolidated VIEs do not have recourse to the general credit of the companies, except for the aforementioned residual value guarantees of the Leasing VIE.

The companies held beneficial interests without voting rights of VIEs whose operations are investment management (“Investment management VIEs”), as of March 31, 2009. The total assets of Investment management VIEs as of March 31, 2009 is ¥6,371 million. The Investment management VIEs which the companies consolidated as of March 31, 2009 ceased to be consolidated during the nine-month period ended December 31, 2009 due to the companies’ withdrawal of interest in the VIEs. The effect on the companies’ consolidated financial statements for the nine-month period ended December 31, 2009 was immaterial.

Non-consolidated Variable Interest Entities

The VIEs that are not consolidated because the companies are not the primary beneficiary, but in which the companies have significant variable interests, are described as follows:

The companies are involved with and have significant variable interests in a number of VIEs that have been established to finance crude oil and LNG producing plants and equipment or to finance subordinated debts by providing guarantees or subordinated loans to the VIEs. Those VIEs provide financing for customers located principally in Latin America, Middle East and Southeast Asia in the form of leases and loans. These entities are financed mainly by bank borrowings and issuance of stock including preferred securities.

The total assets of the VIEs and the companies’ maximum exposure to loss as of December 31, 2009 are ¥1,709,627 million and ¥117,934 million, respectively. The total assets of the VIEs and the companies’ maximum exposure to loss as of March 31, 2009 were ¥1,728,170 million and ¥123,871 million, respectively. The total assets of the VIEs reflect the most current information available to the companies.

The amount of maximum exposure to loss represents a loss that the companies could incur from the variability in value of the leased assets, from financial difficulties of the customers or from other causes without consideration of possible recoveries through insurance and the like. In addition, the amount bears no relation to the loss anticipated to be incurred from the companies’ involvement with the VIEs and is considered to greatly exceed the anticipated loss.

The companies did not provide any financial or other support to the VIEs that they were not previously contractually obligated to provide for the nine-month period ended December 31, 2009 and for the year ended March 31, 2009.

11. DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES

The companies are exposed to market risks related to foreign currency exchange rates, interest rates and commodity prices in the ordinary course of business.

In order to offset or reduce these risks, the companies use derivative instruments, such as foreign exchange forward contracts, currency swap agreements, interest rate swap agreements, commodity future, forward, option and swap contracts, to hedge the exposure to changes in the fair value or expected future cash flows of recognized assets and liabilities, unrecognized firm commitments or forecasted transactions. The companies also use non-derivative financial instruments, such as foreign-currency-denominated debt, to hedge the foreign currency exposure in the net investment in a foreign operation.

The notional amounts of the companies’ derivative instruments as of December 31 and March 31, 2009 were as follows:

	Billions of Yen
	December 31, 2009	March 31, 2009
Foreign exchange contracts	¥2,170	¥3,207
Interest rate contracts	2,066	1,927
Commodity contracts	26,434	57,264
Other contracts	20	23

Total derivative notional amounts	¥30,690	¥62,421

Foreign currency exchange rate risk hedging activities

The companies use derivative instruments, such as foreign exchange forward contracts, currency swap agreements and interest rate and currency swap agreements, to fix the expected future cash flows from foreign-currency-denominated receivables and payables resulting from selling and purchasing activities in currencies other than the local currency and long-term financing transactions as part of the companies’ global operations in many countries. The companies also use non-derivative financial instruments, such as foreign-currency-denominated debt, in order to hedge the foreign currency exposure in the net investment in a foreign operation.

Interest rate risk hedging activities

The companies use interest rate swap agreements and interest rate and currency swap agreements to diversify the sources of fund raising, reduce fund-raising costs, fix the expected future cash flows from long-term financial assets and liabilities with floating interest rates and reduce the exposure to changes in the fair value of long-term financial assets and liabilities with fixed interest rates.

Commodity price risk hedging activities

The companies use derivative instruments, such as commodity future, forward, option and swap contracts, to reduce the exposure to changes in the fair value of inventories and unrecognized firm commitments and to fix the expected future cash flows from forecasted transactions in marketable commodities, such as non-ferrous metals, crude oil and agricultural products.

Risk management policy

The companies have strictly separated the trading sections from the sections that record the results and positions of derivative instruments and are responsible for cash settlement and account confirmation with counterparties. Risk management sections classify the derivative transactions into trading transactions and hedging transactions. The distinction between trading and hedging transactions is strictly managed by confirming the correspondence with the hedged items for transactions for hedging purposes. Furthermore, these risk management sections comprehensively monitor, evaluate and analyze the positions of derivative instruments and report the results periodically to the Company’s executive officers in charge of risk management. Based on these reports, the executive officers assess derivative instruments and the market risks surrounding these instruments, and establish the companies’ risk management policy regarding derivative instruments.

Fair value hedges

Changes in the fair value of derivative instruments designated as hedging the exposure to changes in the fair value of recognized assets or liabilities or unrecognized firm commitments are recorded in earnings together with changes in the fair value of the corresponding hedged items attributable to the hedged risks.

The net gain or loss recognized in earnings representing the amount of the hedges’ ineffectiveness and the component of the derivative instruments’ gain or loss excluded from the assessment of hedge effectiveness were immaterial for the nine-month and three-month periods ended December 31, 2009.

The amount of net gain or loss recognized in earnings when a hedged firm commitment no longer qualifies as a fair value hedge was immaterial for the nine-month periods ended December 31, 2009.

The companies include the gain and loss on the hedged items in the same line item as the offsetting loss or gain on the derivative instruments designated as hedging instruments.

The following table presents the gain/(loss) on hedged items and derivative instruments designated and qualifying as a fair value hedge included within the statement of consolidated income for the nine-month and three-month periods ended December 31, 2009:

Nine-Month Period Ended December 31, 2009	Millions of Yen
Income statement location	Hedged items	Gain (loss) on hedged items	Hedging instruments	Gain (loss) on hedging instruments
Interest expense	Long-term debt	¥(11,260)	Interest rate contracts and foreign exchange contracts	¥11,382
Other expense—net	Long-term debt	(1,631)	Foreign exchange contracts	1,040
Cost of revenues	Firm commitments and inventories	1,154	Commodity contracts	(1,124)

Total		¥(11,737)		¥11,298

Three-Month Period Ended December 31, 2009	Millions of Yen
Income statement location	Hedged items	Gain (loss) on hedged items	Hedging instruments	Gain (loss) on hedging instruments
Interest expense	Long-term debt	¥(6,840)	Interest rate contracts and foreign exchange contracts	¥6,943
Other expense—net	Long-term debt	1,473	Foreign exchange contracts	(3,058)
Cost of revenues	Firm commitments and inventories	1,777	Commodity contracts	(1,178)

Total		¥(4,190)		¥2,707

Cash flow hedges

Changes in the fair value of foreign exchange forward contracts, currency swap agreements and interest rate and currency swap agreements designated as hedging instruments to hedge the exposure to variability in expected future cash flows of recognized assets or liabilities, unrecognized firm commitments and forecasted transactions denominated in foreign currencies are initially recorded as other comprehensive income (“OCI”) to the extent they are effective. The amounts in accumulated other comprehensive income (“AOCI”) are reclassified into earnings when earnings are affected by the hedged items.

Changes in the fair value of interest rate swap agreements designated as hedging instruments to reduce the exposure to variability in expected future cash flows of floating-rate financial assets and liabilities are initially recorded as OCI to the extent they are effective. The amounts in AOCI are reclassified into earnings as interest income and expense when earnings are affected by the hedged items.

Changes in the fair value of commodity forward and swap contracts designated as hedging instruments to hedge the exposure to variability in expected future cash flows of the marketable commodities are initially recorded as OCI to the extent they are effective. The amounts in AOCI are reclassified into earnings as sales of products or cost of products sold when earnings are affected by the hedged transactions.

The ineffective portion of the hedging instruments’ gain or loss and the component of the derivative instruments’ gain or loss excluded from the assessment of hedge effectiveness are reported in earnings immediately. If the hedged forecasted transaction will not occur by the end of the originally specified time period, gain or loss on the hedging instrument reported in AOCI is reclassified into earnings. These amounts were immaterial for the nine-month and three-month periods ended December 31, 2009.

The estimated net amount of the existing gains or losses in AOCI at December 31, 2009 that is expected to be reclassified into earnings within the next 12 months is a net gain of ¥2,035 million.

The maximum length of time over which the companies are hedging their exposure to the variability in expected future cash flows for forecasted transactions (excluding those forecasted transactions related to the payment of variable interest on existing financial instruments) is 16 months. Foreign exchange forward contracts are used as hedging instruments for the forecasted transactions.

Hedges of the net investment in a foreign operation

The foreign currency transaction gain or loss on the derivative instrument and the non-derivative financial instruments that are designated as, and are effective as, hedging instruments to hedge the foreign currency exposure of a net investment in a foreign operation are recorded as foreign currency translation adjustments within OCI to the extent they are effective as a hedge.

Derivative instruments for trading purposes and risk management policy

The Company and certain subsidiaries use derivative instruments such as foreign exchange forward contracts, interest rate swap agreements and commodity future, forward, swap and option contracts for trading purposes. The Company’s executive officers in charge of risk management have set strict position and loss limits for these instruments. Independent back and middle offices strictly separated from trading sections (front offices) monitor, evaluate and analyze the position of trading transactions and market risks. Those results are periodically reported to the executive officers. Among others, VaR (Value at Risk: Statistical measure of the potential maximum loss in the fair value of a portfolio resulting from adverse market movements in the underlying risk factors such as foreign currency exchange rates, interest rates and commodity prices, over a defined period, within a certain confidence level) is used to measure the market risks of derivative instruments for trading purposes.

The following table presents the fair value of derivative instruments included within the Consolidated Balance Sheets as of December 31 and March 31, 2009:

Derivative instruments designated as hedging instruments under ASC No. 815 “Accounting for Derivative Instruments and Hedging Activities”

	Millions of Yen
Derivative instruments	Balance sheet location	December 31, 2009	March 31, 2009	Balance sheet location	December 31, 2009	March 31, 2009
		Fair value	Fair value		Fair value	Fair value
Foreign exchange contracts	Derivative assets	¥8,903	¥8,276	Derivative liabilities	¥1,985	¥2,669
	Non-current receivables, less unearned interest	13,991	13,960	Other Long-Term Liabilities	3,902	1,865
Interest rate contracts	Derivative assets	453	537	Derivative liabilities	433	766
	Non-current receivables, less unearned interest	29,716	25,600	Other Long-Term Liabilities	4,556	7,762
Commodity contracts	Derivative assets	607	5,611	Derivative liabilities	330	1,814

Total		¥53,670	¥53,984		¥11,206	¥14,876

Derivative instruments not designated as hedging instruments under ASC No. 815 “Accounting for Derivative Instruments and Hedging Activities”

	Millions of Yen
Derivative instruments	Balance sheet Location	December 31, 2009	March 31, 2009	Balance sheet location	December 31, 2009	March 31, 2009
		Fair value	Fair value		Fair value	Fair value
Foreign exchange contracts	Derivative assets	¥18,821	¥32,032	Derivative liabilities	¥29,640	¥43,513
	Non-current receivables, less unearned interest	13,253	8,361	Other Long-Term Liabilities	17,249	12,003
Interest rate contracts	Derivative assets	2,955	246	Derivative liabilities	3,209	119
	Non-current receivables, less unearned interest	9,494	583	Other Long-Term Liabilities	11,159	2,700
Commodity contracts	Derivative assets	1,014,273	4,380,103	Derivative liabilities	989,593	4,350,322
	Non-current receivables, less unearned interest	474,512	1,381,968	Other Long-Term Liabilities	476,581	1,374,221
Credit contracts				Derivative liabilities	—	221
				Other Long-Term Liabilities	32	—

Total		¥1,533,308	¥5,803,293		¥1,527,463	¥5,783,099

*	The above balance sheet caption “Non-current receivables, less unearned interest” has been corrected due to immaterial error in the prior year end.

Non-derivative designated as hedging instruments under ASC No. 815 “Accounting for Derivative Instruments and Hedging Activities”

	Millions of Yen
		December 31, 2009	March 31, 2009
Hedging instruments	Balance sheet location	Carrying amount	Carrying amount
Foreign-currency-denominated debt	Current maturities of long-term debt	¥40,661	¥12,782
	Long-term Debt, less Current Maturities	79,661	77,670

Total		¥120,322	¥90,452

The following tables present the amount affecting the Statements of Consolidated Income for the three-month and nine-month periods ended December 31, 2009:

Derivative instruments in ASC No. 815 fair value hedging relationships

Nine-Month Period Ended December 31, 2009	Millions of Yen
Derivative instruments	Location of gain (loss) recognized in income of derivative instruments	Amount of gain (loss) recognized in income on derivative instruments
Foreign exchange contracts	Interest expense	¥789
	Other expense—net	1,040
Interest rate contracts	Interest expense	10,593
Commodity contracts	Cost of products sold	(1,124)

Total		¥11,298

Three-Month Period Ended December 31, 2009	Millions of Yen
Derivative instruments	Location of gain (loss) recognized in income of derivative instruments	Amount of gain (loss) recognized in income on derivative instruments
Foreign exchange contracts	Interest expense	¥(256)
	Other expense—net	(3,058)
Interest rate contracts	Interest expense	7,199
Commodity contracts	Cost of products sold	(1,178)

Total		¥2,707

Derivative instruments in ASC No. 815 cash flow relationships

	Millions of Yen
Nine-Month Period Ended December 31, 2009	Effective portion			Ineffective portion and amount excluded from effective testing
Derivative instruments	Amount of gain (loss) recognized in OCI on derivative instruments	Location of gain (loss) reclassified from AOCI into income	Amount of gain (loss) reclassified from AOCI into income	Location of gain (loss) recognized in income on derivative instruments	Amount of gain (loss) recognized in income on derivative instruments
Foreign exchange contracts	¥8,847	Sales of products	¥9,889
		Cost of services sold	—
		Other expense—net	(4,895)
Interest rate contracts	365	Interest expense	(53)
Commodity contracts	(558)	Sales of products	5,263	Sales of products	¥168

		Cost of products sold	(38)

Total	¥8,654		¥10,166		¥168

	Millions of Yen
Three-Month Period Ended December 31, 2009	Effective portion			Ineffective portion and amount excluded from effective testing
Derivative instruments	Amount of gain (loss) recognized in OCI on derivative instruments	Location of gain (loss) reclassified from AOCI into income	Amount of gain (loss) reclassified from AOCI into income	Location of gain (loss) recognized in income on derivative instruments	Amount of gain (loss) recognized in income on derivative instruments
Foreign exchange contracts	¥15	Sales of products	¥4,413
		Other expense—net	(1,351)
Interest rate contracts	379	Interest expense	206

Commodity contracts	531	Sales of products	970	Sales of products	¥50

Total	¥925		¥4,238		¥50

Derivative instruments and hedging instruments in ASC No. 815 net investment hedging relationships

	Millions of Yen
Nine-Month Period Ended December 31, 2009	Effective portion			Ineffective portion and amount excluded from effective testing
Derivative instruments	Amount of gain (loss) recognized in OCI on derivative instruments	Location of gain (loss) reclassified from AOCI into income	Amount of gain (loss) reclassified from AOCI into income	Location of gain (loss) recognized in income on derivative instruments	Amount of gain (loss) recognized in income on derivative
Foreign exchange contracts	¥5,210			Interest expense	¥(218)
Foreign-currency-denominated debt	7,126	Other expense—net	¥(201)	Other expense—net	(9)

Total	¥12,336		¥(201)		¥(227)

	Millions of Yen
Three-Month Period Ended December 31, 2009	Effective portion			Ineffective portion and amount excluded from effective testing
Derivative instruments	Amount of gain (loss) recognized in OCI on derivative instruments	Location of gain (loss) reclassified from AOCI into income	Amount of gain (loss) reclassified from AOCI into income	Location of gain (loss) recognized in income on derivative instruments	Amount of gain (loss) recognized in income on derivative
Foreign exchange contracts	¥456			Interest expense	¥(31)
Foreign-currency-denominated debt	(3,560)			Other expense—net	323

Total	¥(3,104)				¥292

Derivative instruments not designated as hedging instruments under ASC No. 815

Nine-Month Period Ended December 31, 2009	Millions of Yen
Derivative instruments	Location of gain (loss) recognized in income of derivative instruments	Amount of gain (loss) recognized in income on derivative instruments
Foreign exchange contracts	Other sales	¥(1,444)
	Cost of products sold	(866)
	Interest income	69
	Interest expense	(339)
	Other expense—net	(21,547)
Interest rate contracts	Other sales	(287)
	Interest income	570
	Interest expense	1,141
	Other expense—net	479
Commodity contracts	Sales of products	(15,148)
	Other sales	15,149
	Cost of products sold	(9,776)
Credit contracts	Other expense—net	(382)

Total		¥(32,381)

Three-Month Period Ended December 31, 2009	Millions of Yen
Derivative instruments	Location of gain (loss) recognized in income of derivative instruments	Amount of gain (loss) recognized in income on derivative instruments
Foreign exchange contracts	Other sales	¥(3,126)
	Cost of products sold	(66)
	Interest income	(19)
	Interest expense	(43)
	Other expense—net	(7,679)
Interest rate contracts	Other sales	1,608
	Interest income	413
	Interest expense	2,798
	Other expense—net	726
Commodity contracts	Sales of products	(4,065)
	Other sales	2,544
	Cost of products sold	(4,403)
Credit contracts	Other expense—net	(61)

Total		¥(11,373)

Credit-risk-related contingent features

Certain of the companies’ derivative instruments mainly for commodity future, forward, option and swap contracts contain provisions that require the companies’ debt to maintain a certain credit rating from each of the major credit rating agencies such as Standard & Poor’s Services. If the credit rating of the companies’ debt is to fall below a designated credit rating, it will be in violation of these provisions, and the counterparties to the derivative instruments can request early termination or demand immediate and ongoing overnight collateralization on derivative instruments in net liability positions. The aggregate fair value of all derivative instruments with credit-risk-related contingent features that were in a liability position on December 31, 2009, was ¥143,404 million (¥29,810 million on the net basis of liability position after offsetting derivative assets against derivative liabilities in accordance with the adoption of ASC 210-20 “Balance Sheet: Offsetting”, which was formerly FIN No. 39, “Offsetting of Amounts Related to Certain Contracts, an interpretation of APB Opinion No. 10 and FASB Statement No. 105”) . We have posted collateral of ¥18,001 million in the normal course of business associated with these contracts. If the credit-risk-related contingent features underlying these agreements were triggered on December 31, 2009, the aggregate fair value of additional assets that would be required to be posted as collateral and/or the aggregate fair value of assets needed to settle the instrument would be ¥13,136 million.

12. FINANCIAL INSTRUMENTS

FAIR VALUE OF FINANCIAL INSTRUMENTS

In accordance with the requirements of ASC825-10-50, “Disclosures about Fair Value of Financial Instruments,” the companies have provided the following fair value estimates and information about valuation methodologies.

Quoted market prices, where available, are used to estimate fair values of financial instruments. However, quoted market prices are not available for a substantial portion of the financial instruments. Accordingly, fair values for such financial instruments are estimated using discounted cash flow analysis or other valuation techniques.

Current financial assets other than marketable securities and current financial liabilities

The carrying amount approximates the fair value of the majority of these instruments because of their short maturities.

Marketable securities and other investments

See Note 3, “MARKETABLE SECURITIES AND OTHER INVESTMENTS” and Note 13, “FAIR VALUE MEASUREMENTS.”

Non-current receivables and advances to associated companies

The fair values of non-current receivables, including fixed rate, long-term loans receivable, are estimated by discounted cash flow analysis, using interest rates currently being offered for loans or accounts receivable with similar terms to borrowers or customers of similar credit quality and remaining maturities. The carrying amounts of loans with floating rates approximate the fair value.

Long-term debt

The fair values for long-term debt, except for debt with floating rates whose carrying amounts approximate fair value, are estimated by discounted cash flow analysis, using rates currently available for similar types of borrowings with similar terms and remaining maturities.

Financial guarantees and financing commitments

The fair values of financial guarantees are estimated based on the present values of expected future cash flows, considering the remaining terms of the arrangements and the counterparties’ credit standings.

The companies have not estimated the fair values of financing commitments because management does not believe it is practicable to estimate the fair values due to uncertainty involved in attempting to assess the likelihood and timing of commitments being drawn upon, coupled with the lack of an established market. However, management believes the likelihood is remote that material payments will be required under these financing commitments.

Derivative financial instruments

See Note 13, “FAIR VALUE MEASUREMENTS.”

The estimated fair values of certain financial instruments at December 31, 2009 and March 31, 2009 were as follows:

	Millions of Yen
	December 31, 2009		March 31, 2009
	Carrying amount	Fair value	Carrying amount	Fair value
Financial Assets (other than derivative financial instruments):
Current financial assets other than marketable securities	¥3,452,272	¥3,452,272	¥3,328,151	¥3,328,151
Non-current receivables and advances to associated companies (less allowance for doubtful receivables)	315,880	317,437	358,676	360,390

Financial Liabilities (other than derivative financial instruments):
Current financial liabilities	1,910,041	1,910,041	2,055,416	2,055,416
Long-term debt (including current maturities)	3,374,126	3,435,684	3,408,206	3,476,001

CONCENTRATION OF CREDIT RISK

The companies’ global operations include a variety of businesses with diverse customers and suppliers, which reduces concentrations of credit risks. The companies deal with selective international financial institutions to minimize the credit risk exposure of derivative financial instruments. Credit risk represents the likelihood that the counterparties may be unable to meet the terms of the agreements. Management does not expect any losses as a result of counterparty default on financial instruments. Credit risk is managed through credit line approval by management and by periodically monitoring the counterparties.

13. Fair Value Measurements

ASC 820 “Fair Value Measurements and Disclosures” defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. ASC 820 “Fair Value Measurements and Disclosures” establishes the fair value hierarchy that may be used to measure fair value which is provided as follows:

Level 1

Quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2

Inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs include the following:

(1)	Quoted prices for similar assets or liabilities in active markets

(2)	Quoted prices for identical or similar assets or liabilities in markets that are not active

(3)	Inputs other than quoted prices that are observable for the asset or liability

(4)	Inputs that are derived principally from or corroborated by observable market data by correlation or other means

Level 3

Unobservable inputs for the asset or liability.

Valuation Techniques

Primary valuation techniques used for each financial instruments measured at fair value are as follows:

Securities

•	Marketable equity securities and debt securities are measured at fair value.

•	Publicly-traded, marketable equity securities are valued using quoted market prices and classified as level 1.

•

Debt securities, consisting principally of preferred stock that must be redeemed and convertible debt, are valued using a discounted cash flow analysis or quoted prices obtained from third parties, and classified as level 2 or level 3.

•	The financing bills and commercial papers included in cash and cash equivalents are valued using quoted prices obtained from third parties. These are classified as level 2.

•

In the event of an other-than-temporary decline in fair value of non-marketable equity securities and investments in associated companies, these are measured at fair value. The investments in listed associated companies are valued based on quoted market prices. These are classified as level 1. The investments in unlisted associated companies and non-marketable equity securities are valued based on the net assets value of its investment adjusted using cash flows and other factors that would impact the fair value. These are classified as level 3.

Derivative Instruments

•	Derivative instruments mainly consist of derivative commodity instruments and derivative financial instruments.

•

Exchange-traded derivative commodity instruments valued using quoted market prices are classified as level 1. The valuation for certain derivative commodity instruments is based upon adjusted quoted prices. These derivative commodity instruments are classified as level 2 or level 3 depending on the level of adjustment made.

•

Derivative financial instruments classified as level 2 are mainly valued by a discounted cash flow analysis using foreign exchange and interest rates or quoted prices currently available for similar types of agreements.

Fixed Assets

•	Long-lived assets include tangible assets and identifiable intangible assets subject to amortization.

•	The assets are valued based on independent appraisals, prices for similar assets or discounted future cash flows whichever management considers most appropriate and categorized as level 3.

•	Goodwill classified as level 3 is mainly valued on the basis of the fair value of the subsidiary, which is measured using discounted cash flows or third party valuations.

Assets and liabilities measured at fair value on a recurring basis

Assets and liabilities measured at fair value on a recurring basis at December 31, 2009 and March 31, 2009 are as follows:

	Millions of Yen
	Fair value measurements using
	Level 1	Level 2	Level 3	Netting adjustments*	Total fair value
December 31, 2009
Assets:
Equity securities and Debt securities	¥441,875	¥81,826	¥8,801	—	¥532,502
Derivative assets (current and non-current)	35,580	1,549,993	1,405	(1,371,766)	215,212

Total assets	¥477,455	¥1,631,819	¥10,206	¥(1,371,766)	¥747,714

Liabilities:
Derivative liabilities (current and non-current)	¥37,645	¥1,492,498	¥8,526	¥(1,401,346)	¥137,323

	Millions of Yen
	Fair value measurements using
	Level 1	Level 2	Level 3	Netting adjustments*	Total fair value
March 31, 2009
Assets:
Equity securities and Debt securities	¥398,676	¥86,788	—	—	¥485,464
Derivative assets (current and non-current)	2,972	5,849,246	5,059	(5,479,748)	377,529

Total assets	¥401,648	¥5,936,034	¥5,059	¥(5,479,748)	¥862,993

Liabilities:
Derivative liabilities (current and non-current)	¥3,638	¥5,771,858	¥22,479	¥(5,607,603)	¥190,372

*	Amounts of netting adjustments include the impact of legally enforceable master netting agreements that allow the companies to settle positive and negative positions and also cash collateral held or placed with the same counterparties.

Reconciliation for all assets and liabilities measured at fair value on a recurring basis using significant unobservable inputs (Level 3) for the nine-month period ended December 31, 2009 is as follows:

	Millions of Yen
	Fair value measurements using significant unobservable inputs (Level 3)
	Beginning balance	Total gains or losses (realized/unrealized)		Purchases, sales, issuances, and settlements	Transfers into and/or (out of) Level 3*	Translation adjustments	Ending balance	The amount of total gains or losses for the period included in earnings attributable to the change in unrealized gains
		Included in earnings	Included in other comprehensive income (loss)					or losses relating to assets still held at the reporting date
Derivative assets (liabilities) - net	¥(17,420)	¥1,455	—	¥13,527	¥(5,657)	¥974	¥(7,121)	¥14,982
Equity securities and Debt securities	—	(879)	—	470	9,613	(403)	8,801	(573)

*	The amounts reported in “Transfers into Level 3” are measured using the fair value at the beginning of the period when the transfers occur. The amounts reported in “Transfers out of Level 3” are measured using the fair value at the end of the period when the transfers occur.

Gains and losses (realized and unrealized) included in earnings for the nine-month period ended December 31, 2009 are recorded in the Statements of Consolidated Income as follows:

	Millions of Yen
	Other sales	Cost of products sold	Loss on write-down of securities	Total gains (losses)
Total gains or (losses) included in earnings for the nine months	¥2,463	¥(1,581)	¥(306)	¥576
Change in unrealized gains or (losses) relating to assets still held at reporting date	16,647	(2,238)	—	14,409

Reconciliation for all assets and liabilities measured at fair value on a recurring basis using significant unobservable inputs (Level 3) for the three-month period ended December 31, 2009 is as follows:

	Millions of Yen
	Fair value measurements using significant unobservable inputs (Level 3)
	Beginning balance	Total gains or losses (realized/unrealized)		Purchases, sales, issuances, and settlements	Transfers into and/or (out of) Level 3*	Translation adjustments	Ending balance	The amount of total gains or losses for the period included in earnings attributable to the change in unrealized gains
		Included in earnings	Included in other comprehensive income (loss)					or losses relating to assets still held at the reporting date

Derivative assets (liabilities) - net	¥(15,480)	¥550	—	¥7,407	¥825	¥(423)	¥(7,121)	¥7,957
Equity securities and Debt securities	8,786	(601)	—	437	—	179	8,801	(295)

*	The amounts reported in “Transfers into Level 3” are measured using the fair value at the beginning of the period when the transfers occur. The amounts reported in “Transfers out of Level 3” are measured using the fair value at the end of the period when the transfers occur.

Gains and losses (realized and unrealized) included in earnings for the three-month period ended December 31, 2009 are recorded in the Statements of Consolidated Income as follows:

	Millions of Yen
	Other sales	Cost of products sold	Loss on write-down of securities	Total gains (losses)
Total gains or (losses) included in earnings for the three months	¥750	¥(495)	¥(306)	¥(51)
Change in unrealized gains or (losses) relating to assets still held at reporting date	7,948	(286)	—	7,662

Assets and liabilities measured at fair value on a nonrecurring basis

Certain non-marketable equity securities and investments in associated companies are written down to fair value if the fair value of these investments has declined and such decline is judged to be other-than-temporary. The investments in listed associated companies are measured at fair value using unadjusted quoted prices in active markets for identical assets. Non-marketable equity securities and investments in unlisted associated companies are primarily valued by unobservable inputs based on financial information obtained from counterparties or third parties.

Financial assets measured at fair value on a nonrecurring basis for the nine-month and three-month periods ended December 31, 2009 are as follows:

	Millions of Yen
	Fair value	Fair value measurements using			Nine-Month Period Ended December 31, 2009
		Level 1	Level 2	Level 3	Total gains or (losses)
Non-marketable equity securities	¥16,035	—	¥2,735	¥13,300	¥(26,167)
Investments in associated companies	28,458	¥24,202	—	4,256	(15,076)

	Millions of Yen
	Fair value	Fair value measurements using			Three-Month Period Ended December 31, 2009
		Level 1	Level 2	Level 3	Total gains or (losses)
Non-marketable equity securities	¥7,205	—	¥2,735	¥4,470	¥(22,897)
Investments in associated companies	4,256	—	—	4,256	(6,918)

Long-lived assets are reviewed for impairment using undiscounted future cash flows whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. If the sum of the undiscounted future cash flows is less than the carrying amount of the assets, the assets are impaired to the amount of fair value. Long-lived assets are primarily valued by unobservable inputs based on operating plan reflecting the most recent condition of the long-lived assets or prices for similar assets.

The carrying amount of goodwill is assessed for impairment annually or upon the occurrence of an indicator of impairment. If the implied fair value of goodwill, which is measured on the basis of the fair value of the subsidiary, falls below the carrying amount of goodwill, the impairment loss is recognized in the amount equal to the excess of the carrying amount of goodwill over the implied fair value of goodwill. Goodwill is primarily valued by unobservable inputs based on financial information including business plan of the subsidiary.

Nonfinancial assets measured at fair value on a nonrecurring basis for the nine-month and three-month periods ended December 31, 2009 are as follows:

	Millions of Yen
	Fair value	Fair value measurements using			Nine-Month Period Ended December 31, 2009
		Level 1	Level 2	Level 3	Total losses
Long-lived assets	¥4,149	—	—	¥4,149	¥(7,068)
Goodwill	5,468	—	—	5,468	(9,603)

	Millions of Yen
	Fair value	Fair value measurements using			Three-Month Period Ended December 31, 2009
		Level 1	Level 2	Level 3	Total losses
Long-lived assets	¥2,612	—	—	¥2,612	¥(5,638)
Goodwill	5,468	—	—	5,468	(6,495)